FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of May, 2014

ALBERTA STAR DEVELOPMENT CORP.

 (SEC File No. 0-31172)

2300-1066 West Hastings Street

Vancouver, B.C. V6E 3X2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

ALBERTA STAR DEVELOPMENT CORP.

NOTICE OF ANNUAL AND SPECIAL MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD AT 10:00 A.M.
ON JUNE 24, 2014
AT 1000 – 840 HOWE STREET
VANCOUVER, BRITISH COLUMBIA, V6Z 2M1

Neither the TSX Venture Exchange nor any securities regulatory authority has in any way passed upon the merits of the Change of Business described in this Circular.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING
OF THE SHAREHOLDERS OF ALBERTA STAR DEVELOPMENT CORP.

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the "Meeting") of the Shareholders of Alberta Star Development Corp. (hereinafter called the "Company" or "Alberta Star"), will be held at the offices of Miller Thomson LLP at 1000-840 Howe Street, in the City of Vancouver, Province of British Columbia, on the 24th day of June, 2014, at the hour of 10:00 a.m. (local time) for the purpose of:

1.

receiving the auditor's report and the audited financial statements of the Company for the fiscal year ended November 30, 2013;

2.

fixing the number of Directors of the Company at five (5) and electing Directors as nominated by management for the ensuing year;

3.

appointing James Stafford, Chartered Accountants, as the auditor of the Company for the ensuing year and authorizing the Directors to fix their remuneration;

4.

considering and, if thought advisable, passing, with or without variation, the ordinary resolution as more particularly set forth in the accompanying management information circular (the "Circular") prepared for the purpose of the Meeting, approving a change of business of the Company;

5.

considering and. if thought advisable, passing with or without variation, the special resolution as more particularly set forth in the Circular approving an amendment to the articles of the Company to effect a change in the Company's name; and

6.

transacting such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Circular accompanying and forming part of this Notice.

All registered Shareholders are entitled to attend and vote at the Meeting in person or by proxy. Shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of instruction of proxy and to return it to Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue, 8th floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (exclusive of Saturdays, Sundays and Holidays) before the Meeting. If a Shareholder does not deliver a proxy in accordance with these instructions or to the presiding officer of the general meeting, then the Shareholder will not be entitled to vote at the Meeting by proxy.

Non-registered Shareholders who receive this Notice and Circular from their broker or other intermediary should complete and return the proxy or voting instruction form in accordance with the instructions provided with it.  Failure to do so may result in the shares of the non-registered Shareholders not being eligible to be voted at the Meeting. A Circular, a form of proxy, voting instruction form and financial statements request form accompany this notice.

DATED at Vancouver, British Columbia, this 27th day of May, 2014.

BY ORDER OF THE BOARD

"Stuart Rogers"

Stuart Rogers
Director

TABLE OF CONTENTS

INFORMATION CONTAINED IN THIS INFORMATION CIRCULAR

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISKS

CURRENCY

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

GLOSSARY OF TERMS

SUMMARY

The Meeting

Record Date

Purpose of the Meeting

Change of Business

Proposed Investments

Summary of Insider Interests and Conflicts of Interest

Arm's Length Transaction

Available Funds and Principal Purposes

Change of Name

Market for Securities

Sponsorship

Interests of Experts

Risk Factors

Recommendation of the Board

GENERAL PROXY INFORMATION

APPOINTMENT AND REVOCATION OF PROXY

Registered Shareholders

Beneficial Shareholders

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Interpretation

Compensation Program Objectives

Purpose of the Compensation Program

Elements of Compensation Program

Purpose of Each Element of the Executive Compensation Program

Determination of the Amount of Each Element of the Executive Compensation Program, Compensation Risk and Compensation Governance

Link to Overall Compensation Objectives

Summary Compensation Table

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

Incentive Plan Awards – Value Vested or Earned During the Most Recently Completed Financial Year

Pension Plan Benefits – Defined Benefits Plan

Pension Plan Benefits – Defined Contribution

Termination and Change of Control Benefits

Director Compensation

Share-Based Awards, Options-Based Awards and Non-Equity Incentive Plan Compensation

Incentive Plan Awards – Value Vested or Earned During the Most Recently Completed Financial Year

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLAN

CORPORATE GOVERNANCE

Board of Directors

Other Directorships

Orientation and Continuing Education

Nomination of Directors

Compensation

Other Board Committees

Assessments

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

General

Audit Committee Charter

Composition

Relevant Education and Experience

Audit Committee Oversight

Reliance on Certain Exemptions

Pre-Approval Policies and Procedures

External Auditor Service Fees (By Category)

Exemption

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

Change of Business

Information Concerning the Company and the Resulting Issuer

General Development of the Business

Proposed Change of Business

Risks Associated with the Change of Business

Selected Financial Information

Management Discussion and Analysis

Description of Securities

Prior Sales

Stock Exchange Price

Pro Forma Consolidated Capitalization

Fully Diluted Share Capital

Available Funds and Principal Purposes

Dividends

Principal Securityholders

Directors, Officers and Management

Conflicts of Interest

Non-Arm's Length Transaction

Options to Purchase Securities

Securities Subject to Resale Restrictions

Auditor, Transfer Agent and Registrar

Material Contracts

Change of Business Resolution

Recommendation of Board – Change of Business Resolution

Election of Directors

Biographies of Directors and Officers

Other Reporting Issuer Experience

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Appointment of Auditor

Amendment to Articles – Name Change

OTHER MATTERS

NORMAL COURSE ISSUER BID

ADDITIONAL INFORMATION

INFORMATION CONTAINED IN THIS INFORMATION CIRCULAR

The information contained in this Circular, unless otherwise indicated, is given as of May 27, 2014.

No person has been authorized to give any information or to make any representation in connection with the matters being considered herein other than those contained in this Circular and, if given or made, such information or representation should be considered or relied upon as not having been authorized. This Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer of proxy solicitation. Neither the delivery of this Circular nor any distribution of securities referred to herein shall, under any circumstances, create any implication that there has been no change in the information set forth herein since the date of this Circular.

Information contained in this Circular should not be construed as legal, tax or financial advice.  Shareholders are urged to consult their own professional advisors in connection with the matters considered in this Circular.

The Change of Business has not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of the Change of Business or upon the accuracy or adequacy of the information contained in this Circular and any representation to the contrary is unlawful.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISKS

This Circular and the documents incorporated into this Circular by reference, contain "forward-looking information" within the meaning of the applicable Canadian securities legislation (forward-looking information and forward-looking statements being collectively herein after referred to as "forward-looking statements") that are based on expectations, estimates and projections as at the date of this Circular or the dates of the documents incorporated herein by reference, as applicable. These forward-looking statements include but are not limited to statements and information concerning: the Name Change, Change of Business and the Proposed Investments; the timing for the implementation of the Change of Business and Proposed Investments and the potential benefits of the Change of Business and Proposed Investments; the likelihood of the Name Change, Change of Business and Proposed Investments being completed; statements relating to the business and future activities of, and developments related to, Alberta Star after the date of this Circular; Shareholder approval of the Name Change and Change of Business; TSXV approval of the Name Change and Change of Business; market position, and future financial or operating performance of Alberta Star; liquidity of Shares following the Change of Business; anticipated developments in operations of Alberta Star; currency fluctuations; requirements for additional capital; limitations on insurance coverage; the timing and possible outcome of regulatory and permitted matters; goals; strategies; future growth; planned activities and planned future acquisitions; the adequacy of financial resources; and other events or conditions that may occur in the future.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might", or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward- looking statements and are intended to identify forward-looking statements, which include statements relating to, among other things, the ability of Alberta Star to continue to successfully compete in the market.

These forward-looking statements are based on the beliefs of Alberta Star's management, as the case may be, as well as on assumptions, which such management believes to be reasonable based on information currently available at the time such statements were made. However, there can be no assurance that the forward-looking statements will prove to be accurate. Such assumptions and factors include, among other things, the satisfaction of the terms and conditions of the Name Change, Change of Business and the Proposed Investments and their acceptance by the TSXV.

By their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Alberta Star to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements are subject to a variety of risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: general business, economic, competitive, political, regulatory and social uncertainties; risks related to the Proposed Investments and other investments that Alberta Star may make in the future pursuant to its Investment Policy; risks related to the ability to finance the continued acquisition of investments pursuant to its Investment Policy; history of losses of Alberta Star and expectation of future losses for Alberta Star; risks related to factors beyond the control of Alberta Star; risks and uncertainties associated with conducting business as an investment issuer; risks related to the ability to obtain adequate financing for planned investment activities; risks related to governmental regulations; future changes to laws and regulations; currency fluctuations and risks; conflicts of interest; risks related to dependence on key individuals; risks related to the involvement of some of the directors and officers of Alberta Star with other companies; the ability to maintain adequate control over financial reporting; risks related to the common shares of Alberta Star, including price volatility due to events that may or may not be within such parties' control; disruptions or changes in the credit or security markets; litigation risks; risks related to instability in the global economic climate; risks related to the ability to complete acquisitions.

This list is not exhaustive of the factors that may affect any of the forward-looking statements of Alberta Star. Forward-looking statements are statements about the future and are inherently uncertain. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters set out or incorporated by reference in this Circular generally and certain economic and business factors, some of which may be beyond the control of Alberta Star. Some of the important risks and uncertainties that could affect forward-looking statements are described further under the heading "The Meeting – Change of Business – Risks Associated with the Change of Business". Alberta Star does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law. For all of these reasons, Alberta Star Shareholders should not place undue reliance on forward-looking statements.

CURRENCY

Unless otherwise indicated herein, references to "$", "C$" or "Canadian dollars" are to Canadian dollars.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

The historical financial statements of Alberta Star attached to this Circular are reported in Canadian dollars and have been prepared in accordance with IFRS.

GLOSSARY OF TERMS

In this Circular and accompanying Notice of Meeting, unless there is something in the subject matter inconsistent therewith, the following terms shall have the respective meanings set out below, words importing the singular number shall include the plural and vice versa and words importing any gender shall include all genders.

"ABCA"	means the Business Corporations Act (Alberta).
"Additional Investments"	means those investments of the Company to be completed after the date of this Circular and prior to completion of the Completion Date in accordance with the Investment Policy.
"Affiliate"

means a company that is affiliated with another company as described below.

A company is an "Affiliate" of another company if:

(a)

one of them is the subsidiary of the other, or

(b)

each of them is controlled by the same Person.

A company is "controlled" by a Person if:

(a)

voting securities of the company are held, other than by way of security only, by or for the benefit of that Person, and

(b)

the voting securities, if voted, entitle the Person to elect a majority of the directors of the company.

A Person beneficially owns securities that are beneficially owned by:

(a)

a Company controlled by that Person, or

(b)       an Affiliate of that Person or an Affiliate of any Company controlled by that Person.

"Alberta Star Shares"	means common shares in the capital of Alberta Star.
"Arm's Length Transaction"	means a transaction which is not a Related Party Transaction.
"Associate"

when used to indicate a relationship with a Person, means:

(a)

an issuer of which the Person beneficially owns or controls, directly or indirectly, voting securities entitling him to more than 10% of the voting rights attached to outstanding securities of the issuer,

(b)

any partner of the Person,

(c)

any trust or estate in which the Person has a substantial beneficial interest or in respect of which a Person serves as trustee or in a similar capacity,

(d)

in the case of a Person, who is an individual:

(i)

that Person's spouse or child, or

(ii)

any relative of the Person or of his spouse who has the same residence as that Person;

but

(e)

where the Exchange determines that two Persons shall, or shall not, be deemed to be associates with respect to a Member firm, Member corporation or holding company of a Member corporation, then such determination shall be determinative of their relationships in the application of Rule D with respect to that Member firm, Member corporation or holding company.

"Bid"	means the normal course issuer bid commenced by the Company with the approval of the Exchange.
"Board" or "Board of Directors"	means the board of directors of the Company, as constituted from time to time.
"Central Canada Property"	means the seven claims totaling 24 claim units (~3.8 km2) located 20 km east of the town of Atikokan, Ontario, which claims are subject to the TerraX Agreement.
"CEO"	means the chief executive officer of Alberta Star.
"CFO"	means the chief financial officer of Alberta Star.
"Change of Business" or "COB"

means a transaction or series of transactions which will redirect an Issuer's resources and which changes the nature of its business, for example, through the acquisition of an interest in another business which represents a material amount of the issuer's market value, assets or operations, or which becomes the principal enterprise of the issuer.

"Change of Business Resolution"	means the ordinary resolution to be approved by Shareholders at the Meeting to approve the Change of Business.
"Change of Control"

includes situations where after giving effect to the contemplated transaction and as a result of such transaction:

(a) any one Person holds a sufficient number of the voting shares of the Issuer or Resulting Issuer to affect materially the control of the Issuer or Resulting Issuer, or

(b) any combination of Persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding hold in total a sufficient number of the voting shares of the Issuer or Resulting Issuer to affect materially the control of the Issuer or Resulting Issuer;

where such Person or combination of Persons did not previously hold a sufficient number of voting shares to affect materially the control of the Issuer or Resulting Issuer.  In the absence of evidence to the contrary, any Person or combination of Persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, hold more than 20% of the voting shares of the Issuer or Resulting Issuer is deemed to materially affect the control of the Issuer or Resulting Issuer.

"Circular"	means this management information circular.
"Company" or "Alberta Star"	means Alberta Star Development Corp.
"company"	unless specifically indicated otherwise, means a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual.
"Completion Date"	means the date of the Final Exchange Bulletin.
"Control Person"

means any Person that holds or is one of a combination of Persons that holds a sufficient number of any of the securities of an issuer so as to affect materially the control of that issuer, or that holds more than 20% of the outstanding voting securities of an issuer except where there is evidence showing that the holder of those securities does not materially affect the control of the issuer.

"Exchange" or "TSXV"	means the TSX Venture Exchange.
"Final Exchange Bulletin"	means the bulletin issued by the Exchange following closing of the COB and the submission of all Post-Approval Documents which evidences the final Exchange acceptance of the COB.
"Insider"

if used in relation to an issuer, means:

(a) a director or senior officer of the issuer;

(b) a director or senior officer of a company that is an insider or subsidiary of the issuer;

(c) a Person that beneficially owns or controls, directly or indirectly, Voting Shares carrying more than 10% of the voting rights attached to all outstanding Voting Shares of the Issuer; or

(d) the issuer itself if it holds any of its own securities.

"Investment Committee"	means a committee appointed by the Board to administer the Investment Policy.
"Investment Policy"	means the policy adopted by the Board in respect of the Company's investments.
"Meeting"	means the annual general and special meeting of Shareholders held to consider the matters set forth in the Circular.
"Name Change"

means the proposed change of name of the Company from Alberta Star Development Corp. to Trafalgar Capital Corp. or to such name as the Board, in their sole discretion may resolve, the Registrar of Corporations appointed under the ABCA may permit and the TSXV may approve.

"Name Change Resolution"	means the special resolution to be approved by Shareholders at the Meeting to approve an amendment to the articles of the Company to effect the Name Change.
"NEO"

means a "named executive officer" including:

(a)

a CEO;

(b)

a CFO;

(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

"Non Arm's Length Party"

means in relation to a company, a promoter, officer, director, other Insider or Control Person of that company (including an issuer) and any Associates or Affiliates of any of such Persons. In relation to an individual, means any Associate of the individual or any company of which the individual is a promoter, officer, director, Insider or Control Person.

"Person"	means a company or individual.
"Post-Approval Documents"	mean the documents prescribed as such in Policy 5.2 – Changes of Business and Reverse Takeovers.
"Proposed Investments"	means those investments of the Company necessary for the Company to complete the Change of Business.
"Related Party Transaction"

has the meaning ascribed to that term in Exchange Policy 5.9, and includes a related party transaction that is determined by the Exchange, to be a Related Party Transaction.  The Exchange may deem a transaction to be a Related Party Transaction where the transaction involves Non Arms Length Parties, or other circumstances exist which may compromise the independence of the issuer with respect to the transaction.

"Resulting Issuer"	means the issuer existing on the Completion Date, namely the Company.
"Shareholders"	means the holders of Alberta Star Shares.
"Shares" or "Alberta Star Shares"	means common shares in the capital of Alberta Star.
"Sponsor"	has the meaning specified in Exchange Policy 2.2 – Sponsorship and Sponsorship Requirements.
"Stock Option Plan"	means the Company's stock option plan.
"Target Assets"	means the assets, business, property or interest therein, being purchased, optioned or otherwise acquired in connection with the COB.
"TerraX"	means TerraX Minerals Inc.
"TerraX Agreement"	means the option agreement dated February 24, 2014 between the Company and TerraX in respect of the Central Canada Property.
"TerraX Investment"	means the TerraX Shares, the TerraX Warrants and the Central Canada Property.
"TerraX Shares"	means common shares of TerraX presently owned by the Company.
"TerraX Warrants"	means common share purchase warrants of TerraX presently owned by the Company.

SUMMARY

The following summary of information relating to Alberta Star, the Proposed Investments and the Resulting Issuer (assuming completion of the Change of Business) and should be read together with the more detailed information and financial data and statements contained elsewhere in this Information Circular .Terms with initial capital letters in this summary are defined in the Glossary of Terms immediately preceding this summary.

The Meeting

The Meeting will be held at 1000-840 Howe Street, Vancouver, British Columbia, V6Z 2M1, on June 24, 2014 commencing at 10:00 a.m. (Vancouver time).

Record Date

Only Shareholders of record at the close of business on May 20, 2014 will be entitled to receive notice of and vote at the Meeting, or any adjournment or postponement thereof.

Purpose of the Meeting

At the Meeting Shareholders will be asked to consider and, if deemed advisable, to pass:

(a)

an ordinary resolution fixing the number of directors of the Company at five (5) and electing Directors as nominated by management for the ensuing year;

(b)

an ordinary resolution appointing James Stafford, Chartered Accountants, as the auditor of Alberta Star for the ensuing year and authorizing the Directors to fix their remuneration;

(c)

the Change of Business Resolution approving the Change of Business; and

(d)

the Name Change Resolution.

In order to be effective, the resolutions set forth above (other than the Name Change Resolution) must be approved by a majority of the votes cast by Shareholders at the Meeting and present in person or by proxy. The Name Change Resolution must be approved by two-thirds of the votes cast by Shareholders at the Meeting and present in person or by proxy. See "Change of Business - Change of Business Resolution" and "Amendment to Articles – Name Change".

Change of Business

Alberta Star is currently a tier 2 mining issuer listed on the TSXV. Completion by Alberta Star of the Proposed Investments will constitute a Change of Business pursuant to the policies of the TSXV. Following completion of the Change of Business, Alberta Star will continue its existence as the Resulting Issuer and will be listed on the TSXV as a tier 2 investment issuer.

The Change of Business is subject to the approval of the TSXV and the Change of Business Resolution must be passed by Alberta Star Shareholders at the Meeting. The Company has submitted the Change of Business to the TSXV for review. The Change of Business remains subject to Alberta Star fulfilling all of the requirements of the TSXV.

Proposed Investments

The following is a summary of the Proposed Investments:

•

the TerraX Investment, having a value of approximately $973,408 as of February 28, 2014, comprised of the following:

o

the Company holds 1,300,000 TerraX Shares and 650,000 TerraX Warrants. Each TerraX Warrant may be exercised by the Company to acquire a TerraX Share at a price of $0.57 until February 28, 2016. As of May 26, 2014, the TerraX Shares had a closing price of $0.56 on the TSXV. As of February 28, 2014, the TerraX Shares had a fair value of $715,000 and the TerraX Warrants had a fair value of $258,408;

o

the Company has an option to acquire a 60% interest in the Central Canada Property pursuant to the TerraX Agreement by making cash payments of $85,000 ($10,000 of which has been paid) and incurring an aggregate of $500,000 in exploration expenditures over a three year period. As of the date hereof, the Company has not incurred any exploration expenditures on the Central Canada Property and the Company does not consider the Central Canada Property to be material. As of February 28, 2014, the Company has recorded $10,000 in acquisition costs for the Central Canada Property.

•

such other Additional Investments as the Board and the Investment Committee may consider in the best interests of the Company in accordance with the Investment Policy. The Company proposes to invest $1,000,000 in Additional Investments prior to the Completion Date. Details regarding the Additional Investments will be disclosed in a news release. At this time, the Board and the Investment Committee are considering a number of investments, but have not entered into any agreements in respect of Additional Investments. The Additional Investments shall remain subject to the approval of the TSXV.

Subject to certain conditions, the Company has received from the TSXV a waiver from the initial listing requirement for a tier 2 investment issuer that at least 50% of available funds be allocated to at least two investments on the Completion Date. Pursuant to the waiver, the Company is required to have at least $2,000,000 allocated to at least two investments at the time of completion of the Change of Business. The Company expects to meet this requirement with the TerraX Investment and the Additional Investments. The Company will undertake to the TSXV to invest such further amounts as are necessary to ensure that at least 50% of available funds are invested within 12 months of the Completion Date.

Summary of Insider Interests and Conflicts of Interest

Other than as disclosed below and elsewhere in this Circular, no Insider, promoter or Control Person of Alberta Star and their respective Associates and Affiliates (before and after giving effect to the Change of Business) has any interest in the transactions contemplated by the Change of Business.

Mr. Stuart Rogers, a director and the President and Chief Executive Officer of the Company is also a director and the Chief Financial Officer of TerraX. Mr. Rogers beneficially owns or controls 855,000 TerraX Shares and 447,500 securities convertible into TerraX Shares, representing 2.00% of the outstanding TerraX Shares on a non-diluted basis and 3.06% of the outstanding TerraX Shares on a diluted basis. Mr. Rogers beneficially owns or controls 339,000 Alberta Star Shares and 300,000 securities convertible into Alberta Star Shares, representing 1.57% of the outstanding Alberta Star Shares on a non-diluted basis and 2.95% of the outstanding Alberta Star Shares on a diluted basis. TerraX does not own any securities of Alberta Star. The 1,300,000 TerraX Shares owned by Alberta Star constitute 3.04% of the outstanding TerraX Shares on a non-diluted basis and 4.56% of the outstanding TerraX Shares on a diluted basis. Mr. Rogers declared his interest in, and abstained from voting in respect of, the TerraX Agreenent and the TerraX Investment on behalf of TerraX and Alberta Star. The directors of each of TerraX and Alberta Star have considered the merits of the TerraX Agreement and the TerraX Investment in the absence of Mr. Rogers. The TerraX Agreement and the TerraX Investment were exempt from the formal valuation and minority approval requirements of Multilateral Instrument 61-101 pursuant to sections 5.5(b) and 5.7(1) thereof.

Any Additional Investments will be made in accordance with the Investment Policy, which includes provisions governing conflicts of interest. See "Change of Business – Proposed Change of Business".

The directors and officers of the Company are involved in other projects, including projects which may have a conflict of interest in allocating their time between the business of the Company and other businesses or projects in which they are or will become involved. Please see "Information Concerning the Company – Conflicts of Interest".

For information concerning the director and officer positions held by the directors and officers of the Company, including, please see "Election of Directors – Other Reporting Issuer Experience"

Arm's Length Transaction

The Change of Business is an Arm's Length Transaction.

Available Funds and Principal Purposes

The Company anticipates having available funds of $4,900,000 as of April 30, 2014, which shall be used for the purposes set forth below:

Principal Purpose	Amount
Completion of Additional Investments by the Completion Date	$1,000,000
Completion of further investments in accordance with the Investment Policy(1)	$450,000
Estimated 12 month general and administrative expenses	$384,000
Estimated expense of Change of Business	$50,000
Unallocated working capital	$3,016,000
Total	$4,900,000

(1) The Company will undertake to the TSXV to invest such further amounts as are necessary to ensure that at least 50% of available funds are invested within 12 months of the Completion Date, which shall include the TerraX Investment.

Change of Name

Subject to the approval of the Shareholders of the Name Change Resolution, the Registrar of Corporations appointed under the ABCA and the TSXV, concurrently with the completion of the Change of Business, the Company anticipates changing its name to Trafalgar Capital Corp.

Market for Securities

The Shares currently trade on the TSXV under the symbol "ASX". On May 22, 2014, the last trading day before announcement of the Change of Business, the closing price for the Shares was $0.19. On May 26, 2014, the last trading day before the date of this Circular, the closing price for the Shares was $0.19

Sponsorship

The TSXV has waived the requirement for a Sponsor in respect of the Change of Business.

Interests of Experts

To the best of the Company's knowledge, no direct or indirect interest in the Company is held or will be received by any experts. Please see "Information Concerning the Company – Experts" for more information.

Risk Factors

An investment in the Shares of the Resulting Issuer will involve a high degree of risk. Investors should carefully consider each of the risks described below and all of the information in this Circular before investing in shares in the Resulting Issuer. The success of the Resulting Issuer will depend entirely on the expertise, ability, judgment, discretion, integrity and good faith of its management. In addition, there are certain that the Company will face in its normal course of business following completion of the Change of Business which include: the value of the Shares of the Resulting Issuer will fluctuate based on the value of the Resulting Issuer's investment portfolio and general market conditions. There can be no assurance that Shareholders will realize any gains from their investment in the Resulting Issuer and may lose their entire investment; the Company does not have any record of operating as an investment issuer or undertaking merchant banking operations; investments made by the Resulting Issuer may lack liquidity; there is no guarantee that the Resulting Issuer will be able to reduce its investment risk by diversifying its investment portfolio; the long-term viability for the Resulting Issuer will depend, in part, on its ability to raise additional investment capital; the Resulting Issuer faces competition from other capital providers and there can be no assurance that suitable investments will be found; the Resulting Issuer will be dependent on attracting key personnel; Shareholders will be required to rely on the Board to conduct the business of the Resulting Issuer and the services provided by the Board and management will not be exclusive to the Resulting Issuer and conflicts of interest may arise in the ordinary course of business; Shareholders may face dilution in the event of the issuance of additional securities; the Resulting Issuer is not required to pay dividends; the market price of securities of the Resulting Issuer may be volatile; the Change of Business is subject to a number of conditions precedent; the results of operations and financial condition of the Company will be dependent upon the market value of the securities that will comprise the Company's investment portfolio; the Resulting Issuer will hold a minority interest in each of its investee companies; the volatility of stock price of the Shares; the trading price of the Shares relative to net asset value; and the Company's due diligence procedures.

Please see "Risk Factors Related to the Change of Business" for additional information.

Recommendation of the Board

The Board has determined that the Change of Business and the Name Change are in the best interests of the Company.  Accordingly, the Board recommends that Shareholders vote in favour of the Change of Business Resolution and the Name Change Resolution.

GENERAL PROXY INFORMATION

This Information Circular is provided in connection with the solicitation of proxies by the management of Alberta Star Development Corp. for use at the annual general and special meeting of the shareholders of the Company to be held on June 24, 2014, at the time and place and for the purposes set out in the accompanying notice of meeting and at any adjournment thereof.  The solicitation will be made by mail and may also be supplemented by telephone or other personal contact to be made without special compensation by directors, officers and employees of the Company.  The Company will bear the cost of this solicitation.  The Company will not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy.

APPOINTMENT AND REVOCATION OF PROXY

Registered Shareholders

Registered shareholders may vote their common shares by attending the Meeting in person or by completing the enclosed proxy. Registered shareholders should deliver their completed proxies to Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue, 8th floor, Toronto, Ontario, M5J 2Y1 or by facsimile at 1-866-2497775 or (416) 263-9524 (by mail, telephone or internet according to the instructions on the proxy), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, otherwise the shareholder will not be entitled to vote at the Meeting by proxy.

The persons named in the proxy are directors and officers of the Company and are proxyholders nominated by management.  A shareholder has the right to appoint a person other than the nominees of management named in the enclosed instrument of proxy to represent the shareholder at the Meeting.  To exercise this right, a shareholder must insert the name of its nominee in the blank space provided.  A person appointed as a proxyholder need not be a shareholder of the Company.

A registered shareholder may revoke a proxy by:

(a)

signing a proxy with a later date and delivering it at the place and within the time noted above;

(b)

signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed, as set out in the notes to the proxy) and delivering it to the head office of the Company, 2300-1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof,

(c)

attending the Meeting or any adjournment thereof and registering with the scrutineer as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked; or

(d)

in any other manner provided by law.

Beneficial Shareholders

The information set forth in this section is of significant importance to many shareholders, as many shareholders do not hold their shares in the Company in their own name.  Shareholders holding their shares through banks, trust companies, securities dealers or brokers, trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans or other persons (any one of which is herein referred to as an "Intermediary") or otherwise not in their own name (such shareholders herein referred to as "Beneficial Shareholders") should note that only proxies deposited by shareholders appearing on the records maintained by the Company's transfer agent as registered shareholders will be recognized and allowed to vote at the Meeting.  If a shareholder's shares are listed in an account statement provided to the shareholder by a broker, in all likelihood those shares are not registered in the shareholder's name and that shareholder is a Beneficial Shareholder.  Such shares are most likely registered in the name of the shareholder's broker or an agent of that broker.  In Canada the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms.  Shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted at the Meeting at the direction of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

Regulatory policies require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings.  Beneficial Shareholders have the option of not objecting to their Intermediary disclosing certain ownership information about themselves to the Company (such Beneficial Shareholders are designated as non-objecting beneficial owners, or "NOBOs") or objecting to their Intermediary disclosing ownership information about themselves to the Company (such Beneficial Shareholders are designated as objecting beneficial owners, or "OBOs").

In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has elected to send the notice of meeting, this Information Circular and a request for voting instructions (a "VIF"), instead of a proxy (the notice of Meeting, Information Circular and VIF or proxy are collectively referred to as the "Meeting Materials") directly to the NOBOs and indirectly through Intermediaries to the OBOs.  The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to OBOs.  The Company does not intend to pay for Intermediaries to forward the Meeting Materials to OBOs.  OBOs will not receive the Meeting Materials unless their Intermediary assumes the cost of delivery.

Meeting Materials sent to Beneficial Shareholders are accompanied by a VIF, instead of a proxy.  By returning the VIF in accordance with the instructions noted on it, a Beneficial Shareholder is able to instruct the Intermediary (or other registered shareholder) how to vote the Beneficial Shareholder's shares on the Beneficial Shareholder's behalf.  For this to occur, it is important that the VIF be completed and returned in accordance with the specific instructions noted on the VIF.

The majority of Intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Investor Communication Solutions ("Broadridge") in Canada.  Broadridge typically prepares a machine-readable VIF, mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, usually by way of mail, the Internet or telephone.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting by proxies for which Broadridge has solicited voting instructions.  A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote shares directly at the Meeting.  The VIF must be returned to Broadridge (or instructions respecting the voting of shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the shares voted.  If you have any questions respecting the voting of shares held through an Intermediary, please contact that Intermediary for assistance.

In either case, the purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the shares which they beneficially own.  A Beneficial Shareholder receiving a VIF cannot use that form to vote common shares directly at the Meeting – Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.  Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on their behalf, the Beneficial Shareholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Shareholder or their nominee the right to attend and vote at the Meeting.

Only registered shareholders have the right to revoke a proxy.  A Beneficial Shareholder who wishes to change its vote must, at least seven days before the Meeting, arrange for its Intermediary to revoke its VIF on its behalf.

All references to shareholders in this Information Circular and the accompanying instrument of proxy and notice of Meeting are to registered shareholders unless specifically stated otherwise.

The Meeting Materials are being sent to both registered and non-registered owners of the Company's shares.  If you are a Beneficial Shareholder and the Company or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of the Company's securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.  By choosing to send the Meeting Materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the VIF.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

If a shareholder specifies a choice with respect to any matter to be acted upon, the shares represented by proxy will be voted or withheld from voting by the proxy holder in accordance with those instructions on any ballot that may be called for.  In the enclosed form of proxy, in the absence of any instructions in the proxy, it is intended that such shares will be voted by the proxyholder, if a nominee of management, in favour of the motions proposed to be made at the meeting as stated under the headings in the notice of meeting accompanying this Information Circular.  If any amendments or variations to such matters, or any other matters, are properly brought before the Meeting, the proxyholder, if a nominee of management, will exercise its discretion and vote on such matters in accordance with its best judgment.

The instrument of proxy enclosed, in the absence of any instructions in the proxy, also confers discretionary authority on any proxyholder other than the nominees of management named in the instrument of proxy with respect to the matters identified herein, amendments or variations to those matters, or any other matters which may properly be brought before the Meeting.  To enable a proxyholder to exercise its discretionary authority a shareholder must strike out the names of the nominees of management in the enclosed instrument of proxy and insert the name of its nominee in the space provided, and not specify a choice with respect to the matters to be acted upon.  This will enable the proxyholder to exercise its discretion and vote on such matters in accordance with its best judgment.

At the time of printing this Information Circular, management of the Company is not aware that any amendments or variations to existing matters or new matters are to be presented for action at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

The Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of each of the following persons in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors:

(a)

each person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year;

(b)

each proposed nominee for election as a director of the Company; and

(c)

each associate or affiliate of any of the foregoing.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares. On May 20, 2014 (the "Record Date"), the Company had 21,655,974 common shares outstanding and nil preferred shares outstanding. All common shares in the capital of the Company are of the same class and each carries the right to one vote. Only those shareholders of record on the Record Date are entitled to attend and vote at the Meeting.

To the knowledge of the directors and executive officers of the Company, as of the date of this Information Circular, no person is the registered holder of 10% or more of the common shares of the Company other than CDS & Co. which is the registered holder of 21,500,577 common shares representing 99.28% of the issued and outstanding common shares. To the knowledge of the directors and executive officers of the Company, as of the date of this Information Circular no person beneficially owns, directly or indirectly, or exercise control or direction over 10% or more of the common shares of the Company, other than Guido Cloetens who is the beneficial owner of 3,511,000 common shares representing 16.2% of the issued and outstanding common shares.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Interpretation

The NEOs who are the subject of this Compensation Discussion and Analysis are Stuart Rogers (CEO), Tim Coupland (Former CEO) and Gordon Steblin (CFO).

Compensation Program Objectives

The objectives of the Company's executive compensation program are as follows:

•

to attract, retain and motivate talented executives who create and sustain the Company's continued success;

•

to align the interests of the Company's executives with the interests of the Company's shareholders; and

•

to provide total compensation to executives that is competitive with that paid by other companies of comparable size engaged in similar business in appropriate regions.

Overall, the executive compensation program aims to design executive compensation packages that meet executive compensation packages for executives with similar talents, qualifications and responsibilities at companies with similar financial, operating and industrial characteristics.  The Company is a junior mineral exploration company involved in exploration and development of early-stage mineral properties and will not be generating significant revenues from operations for a significant period of time.  As a result, the use of traditional performance standards, such as corporate profitability, is not considered by the Company to be appropriate in the evaluation of the performance of the NEOs.

Purpose of the Compensation Program

The Company's executive compensation program has been designed to reward executives for reinforcing the Company's business objectives and values, for achieving the Company's performance objectives and for their individual performances.

Elements of Compensation Program

The executive compensation program consists of a combination of consulting fees, performance bonus and stock option incentives.

Purpose of Each Element of the Executive Compensation Program

The consulting fees of a NEO are intended to attract and retain executives by providing a reasonable amount of non-contingent remuneration.

In addition to a fixed consulting fee, each NEO is eligible to receive a performance-based bonus meant to motivate the NEO to achieve short-term goals.  The pre-established, quantitative target(s) used to determine performance bonuses are set each fiscal year.  Awards under this plan are made by way of cash payments only, which payment are made at the end of the fiscal year.

Stock options are generally awarded to NEOs on an annual basis based on performance measured against set objectives.  The granting of stock options upon hire aligns NEOs' rewards with an increase in shareholder value over the long term.  The use of stock options encourages and rewards performance by aligning an increase in each NEO's compensation with increases in the Company's performance and in the value of the shareholders' investments.

Determination of the Amount of Each Element of the Executive Compensation Program, Compensation Risk and Compensation Governance

Compensation of the NEOs of the Company is reviewed annually by the Board, which approves the compensation of the NEOs. The Company does not presently have a compensation committee and the Company has not retained any compensation advisor or compensation consultant in respect of its compensation policies.

From time to time and at least once annually, the Board reviews the risks, if any, associated with the Company's compensation policies and practices at such time. Such a review occurred at the time of preparation of this Compensation Discussion & Analysis. Implicit in the Board's mandate is that the Company's policies and practices respecting compensation, including those applicable to the Company's executives, be designed in a manner which is in the best interests of the Company and its shareholders and risk implications is one of many considerations which are taken into account in such design.

It is anticipated that the majority of the Company's executive compensation will consist of options granted under the Stock Option Plan. Such compensation is both "long term" and "at risk" and, accordingly, is directly linked to the achievement of long term value creation. As the benefits of such compensation, if any, are not realized by the executive until a significant period of time has passed, the ability of executives to take inappropriate or excessive risks that are beneficial to them from the standpoint of their compensation at the expense of the Company and its shareholders is limited.

The other two elements of compensation, consulting fees and performance bonuses, represent the remaining portion of an executive's total compensation. While neither salary nor bonus are "long term" or "at risk", as noted above, these components of compensation are not at a level of total compensation whereby an executive would take inappropriate or excessive risks at the expense of the Company and its shareholders that would be beneficial to them from the standpoint of their short term compensation when their long term compensation might be put at risk from their actions.

Due to the small size of the Company, and the current level of the Company's activity, the Board are able to closely monitor and consider any risks which may be associated with the Company's compensation policies and practices. Risks, if any, may be identified and mitigated through regular Board meetings during which, financial and other information of the Company are reviewed, and which includes executive compensation. No risks have been identified arising from the Company's compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

NEOs and directors of the Company are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Compensation of the NEOs of the Company is reviewed annually by the Board, which approves the compensation of the NEOs.

Consulting Fees

Consulting fees for NEOs are expected to continue to be set annually, having regard to the individual's job responsibilities, contribution, experience and proven or expected performance, as well as to market conditions. In setting base compensation levels, consideration is to be given to such factors as level of responsibility, experience and expertise. Subjective factors such as leadership, commitment and attitude are also to be considered. The Company has not established performance goals for its NEOs.

Performance Bonuses

Given the size and nature of the Company's operations, the Company does not offer the NEOs performance bonuses.

Stock Options

The Company has established the Stock Option Plan under which stock options are granted to directors, officers, employees and consultants as an incentive to serve the Company in attaining its goal of improved shareholder value.  The Board determines which NEOs (and other persons) are entitled to participate in the Stock Option Plan; determines the number of options granted to such individuals; and determines the date on which each option is granted and the corresponding exercise price.

The Board makes these determinations subject to the provisions of the Stock Option Plan and, where applicable, the policies of the Exchange.

Previous grants of option-based awards are taken into account when considering new grants.

Link to Overall Compensation Objectives

Each element of the executive compensation program has been designed to meet one or more objectives of the overall program. The granting of stock options has been designed to provide total compensation which the Board believes is competitive with that paid by other companies of comparable size engaged in similar business in appropriate regions.

Summary Compensation Table

The following table presents information concerning all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, to NEOs by the Company and its subsidiaries for services in all capacities to the Company during the three most recently completed financial years:

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)(6)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
Stuart Rogers CEO(1)	2013	Nil	Nil	14,088	Nil	Nil	Nil	95,0002)	109,088
	2012	Nil	Nil	24,181	Nil	Nil	Nil	47,500(2)	71,681
Gord Steblin, CFO	2013	Nil	Nil	7,044	Nil	Nil	Nil	70,500(3)	77,544
	2012	Nil	Nil	19,184	Nil	Nil	Nil	76,000(3)	95,184
	2011	Nil	Nil	16,294	Nil	Nil	Nil	70,500(3)	86,794
Tim Coupland, Former CEO(1)	2013	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2012	337,500(5)	Nil	12,256	Nil	Nil	Nil	12,000(4)	361,756
	2011	353,275	Nil	99,019	Nil	Nil	Nil	12,000(4)	464,294

Note:
(1) Mr. Coupland resigned as CEO on July 10, 2012 and was replaced by Mr. Rogers.
(2) Management fees paid to a company controlled by Mr. Rogers.
(3) Fees paid to a company controlled by Mr. Steblin.
(4) Vehicle allowance.
(5) Includes $204,167 paid as severance.
(6) “Securities under option / SARS granted" are grants made under the stock option plan of the Company. "SAR" means stock appreciation rights. Stock options were granted on January 9, 2012 with a calculated fair value of $0.12255 per share, July 10, 2012 with a calculated fair value of $0.08819 per share and October 12, 2012 with a calculated fair value of $0.09993 per share using the Black Scholes option pricing model. On July 18, 2013, the Company granted options to directors and officers whereby 50% of the Stock options vested on July 18, 2013 and 50% vested on January 18, 2014. The weighted average fair value of the options granted and vested during the year ended November 30, 2013 was estimated at $0.065 per option at the grant date using the Black-Scholes Option Pricing Model

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information in respect of all share-based awards and option-based awards outstanding at the end of the most recently completed financial year to the NEOs of the Company:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Stuart Rogers, CEO(1)	50,000 250,000(3)	1.00 0.20	July 2, 2014 July 18, 2016	Nil	Nil	Nil
Gord Steblin, CFO	50,000 75,000 125,000	1.00 0.21 0.20	July 2, 2014 Jan. 9, 2015 July 18, 2016	Nil	Nil	Nil
Tim Coupland, Former CEO(1)	Nil	n/a	n/a	Nil	Nil	Nil

Notes:
(1) Mr. Coupland resigned as CEO on July 10, 2012 and was replaced by Mr. Rogers.
(2) Based on a closing price for the common shares of $0.175 on November 29, 2013.
(3) These Options were issued to West Oak Capital Group, Inc., a private company owned by Stuart Rogers.

Incentive Plan Awards – Value Vested or Earned During the Most Recently Completed Financial Year

The following table presents information concerning value vested with respect to option-based awards and share-based awards for each NEO during the most recently completed financial year:

Name	Option-based awards – Value vested during the year ($)(2)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Stuart Rogers, CEO(1)	14,088	Nil	Nil
Gord Steblin, Chief Financial Officer	7,044	Nil	Nil
Tim Coupland, Former CEO(1)	Nil	Nil	Nil

Note:
(1) Mr. Coupland resigned as CEO on July 10, 2012 and was replaced by Mr. Rogers who is acting as Interim CEO.
(2) “Securities under option / SARS granted" are grants made under the stock option plan of the Company. "SAR"    means stock appreciation rights. On July 18, 2013, the Company granted options to directors and officers whereby 50% of the Stock options vested on July 18, 2013 and 50% vested on January 18, 2014. The weighted average fair value of the options granted and vested during the year ended November 30, 2013 was estimated at $0.065 per option at the grant date using the Black-Scholes Option Pricing Model.

Pension Plan Benefits – Defined Benefits Plan

The Company does not have a Defined Benefits Pension Plan.

Pension Plan Benefits – Defined Contribution

The Company does not have a Defined Contribution Pension Plan.

Termination and Change of Control Benefits

The Company entered into a two-year consulting agreement dated February 2, 2012 with Goring Development Corp, whose key employee is Gordon Steblin, the Chief Financial Officer of the Company, to provide duties normally associated with the position of a chief financial officer of a public company for a monthly fee of $6,500. On July 1, 2013, the monthly fee was reduced to $5,000. The agreement was renewed for a further two-year period and now expires on January 31, 2016. In the event of termination without cause or a change of control of the Company, a termination fee of $39,000 would be payable.

Director Compensation

Director Compensation Table

The following table sets forth information with respect to all amounts of compensation provided to the directors of the Company for the most recently completed financial year.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)(1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Tom Ogryzlo	12,000	Nil	1,409	Nil	Nil	Nil	13,409
Martin Burian	5,500	Nil	11,270	Nil	Nil	Nil	16,770
Robert Hall(2)	Nil	Nil	1,409	Nil	Nil	106,666	108,075
Erwin Holsters	5,500	Nil	11,270	Nil	Nil	Nil	16,770
Guido Cloetens	32,000	Nil	11,270	Nil	Nil	Nil	43,270
Brian Morrison(3)	7,000	Nil	Nil	Nil	Nil	Nil	7,000
Ted Burylo(3)	7,000	Nil	Nil	Nil	Nil	Nil	7,000

Notes:

(1) “Securities under option / SARS granted" are grants made under the stock option plan of the Company. "SAR"    means stock appreciation rights. On July 18, 2013, the Company granted options to directors and officers whereby 50% of the Stock options vested on July 18, 2013 and 50% vested on January 18, 2014. The weighted average fair value of the options granted and vested during the year ended November 30, 2013 was estimated at $0.065 per option at the grant date using the Black-Scholes Option Pricing Model.
(2) Compensation to Mr. Hall relates in part to his former role as Vice-President Corporate Development. As Mr. Hall is not a NEO, this compensation is included in the director compensation. Mr. Hall resigned on November 1, 2013 and this amount includes $40,000 accrued as severance.
(3) Messrs. Morrison and Burylo did not stand for re-election at the Company's annual general meeting held June 12, 2013 and ceased to be directors on that date.

Share-Based Awards, Options-Based Awards and Non-Equity Incentive Plan Compensation

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information in respect of all share-based awards and option-based awards outstanding at the end of the most recently completed financial year to the directors of the Company:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Tom Ogryzlo	75,000 100,000 25,000	0.165 0.20 0.20	July 10, 2015 Oct. 12, 2015 July 18, 2016	750	Nil	Nil
Erwin Holsters	200,000	0.20	July 18, 2016	Nil	Nil	Nil
Martin Burian	200,000	0.20	July 18, 2016	Nil	Nil	Nil
Guido Cloetens	200,000	0.20	July 18, 2016	Nil	Nil	Nil
Robert Hall	50,000 75,000 100,000 25,000	1.00 0.21 0.20 0.20	July 2, 2014 Jan. 9, 2015 Oct. 12, 2015 July 18, 2016	Nil	Nil	Nil
Brian Morrison(2)	n/a	n/a	n/a	Nil	Nil	Nil
Ted Burylo(2)	75,000 100,000	0.21 0.20	June 12, 2014 June 12, 2014	Nil	Nil	Nil

Notes:

(1) Based on a closing price for the common shares of $0.175 on November 29, 2013.
(2) Messrs. Morrison and Burylo did not stand for re-election at the Company's annual general meeting held June 12, 2013 and ceased to be directors on that date and were not directors as of November 30, 2013.

Incentive Plan Awards – Value Vested or Earned During the Most Recently Completed Financial Year

The following table presents information concerning value vested with respect to option-based awards and share-based awards for the directors of the Company during the most recently completed financial year:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Tom Ogryzlo	1,409	Nil	Nil
Martin Burian	11,270	Nil	Nil
Robert Hall	1,409	Nil	Nil
Erwin Holsters	11,270	Nil	Nil
Guido Cloetens	11,270	Nil	Nil
Brian Morrison(2)	Nil	Nil	Nil
Ted Burylo(2)	Nil	Nil	Nil

Notes:

(1) “Securities under option / SARS granted" are grants made under the stock option plan of the Company. "SAR"    means stock appreciation rights. . On July 18, 2013, the Company granted options to directors and officers whereby 50% of the Stock options vested on July 18, 2013 and 50% vested on January 18, 2014. The weighted average fair value of the options granted and vested during the year ended November 30, 2013 was estimated at $0.065 per option at the grant date using the Black-Scholes Option Pricing Model.
(2) Messrs. Morrison and Burylo did not stand for re-election at the Company's annual general meeting held June 12, 2013 and ceased to be directors on that date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLAN

The following table sets out, as of the end of the most recently completed financial year, all required information with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders(1)	1,845,000	$0.27	2,435,794
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	1,845,000	$0.27	2,435,794

Notes:
(1) The Company's incentive stock option plan currently reserves 4,280,794 Common Shares, being 20% of the Common Shares outstanding as at the date of shareholder approval of the Plan.

CORPORATE GOVERNANCE

Board of Directors

At the Meeting, Shareholders will be asked to approve an ordinary resolution setting the number of directors on the Board at five (5) directors, three (3) of whom are independent.  The definition of independence used by the Company is that used by the Canadian Securities Administrators, which is set out in section 1.4 of National Instrument 52-110 Audit Committees ("NI 52-110").  A director is independent if he has no direct or indirect material relationship to the Company.  A "material relationship" is a relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of the director's independent judgment.  Certain types of relationships are by their very nature considered to be material relationships and are specified in section 1.4 of NI 52-110.

Tom Ogryzlo, Erwin Holsters and Martin Burian are considered to be independent directors. Stuart Rogers is not considered to be independent as he is management of the Company. Guido Cloetens is not considered to be independent by virtue of his beneficial ownership of more than 10% of the Company's issued and outstanding common shares.

The Board believes that the principal objective of the Company is to generate economic returns with the goal of maximizing shareholder value, and that this is to be accomplished by the Board through its stewardship of the Company.  In fulfilling its stewardship function, the Board's responsibilities will include strategic planning, appointing and overseeing management, succession planning, risk identification and management, environmental oversight, communications with other parties and overseeing financial and corporate issues.  Directors are involved in the supervision of management.

Pursuant to the Business Corporations Act (Alberta), directors must declare any interest in a material contract or transaction or a proposed material contract or transaction.   Further, the independent members of the Board of Directors meet independently of management members when warranted.  During the most recently completed financial year, the Board of Directors met 6 times and all members of the Board were in attendance at each meeting. The independent directors met 1 time without the non-independent members of the Board in attendance.

Other Directorships

The proposed directors of the Company are also directors of the following other reporting issuers:

Current Director / Nominee	Other Directorships of other Reporting Issuers
Tom Ogryzlo	Baja Mining Corp. Vista Gold Corp. Aura Minerals Corp.
Stuart Rogers	TerraX Minerals Inc. MAX Resource Corp. Orefinders Resources Inc.
Guido Cloetens	n/a
Martin Burian	Tinkerine Studios Ltd. Canarc Resource Corp.
Erwin Holsters	n/a

Orientation and Continuing Education

The Company has not yet developed an official orientation or training program for directors.  If and when new directors are added, however, they have the opportunity to become familiar with the Company by meeting with other directors and with officers and employees of the Company. As each director has a different skill set and professional background, orientation and training activities are and will continue to be tailored to the particular needs and experience of each director. The Company's financial and legal advisers are also available to the Company's directors.

Nomination of Directors

The Company does not have a formal process or committee for proposing new nominees for election to the Board of Directors.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members.

Compensation

The Board has not established a Compensation Committee. The Board as a whole is responsible for reviewing the adequacy and form of compensation paid to the Company's executives and key employees, and ensuring that such compensation realistically reflects the responsibilities and risks of such positions.  In fulfilling its responsibilities, the Board evaluates the performance of the chief executive officer and other senior management in light of corporate goals and objectives, and makes recommendations with respect to compensation levels based on such evaluations.

Other Board Committees

The Board has not established any committees other than the Audit Committee and the Investment Committee.

Assessments

There is no formal committee with the responsibility for assessing the effectiveness of the Board of Directors as a whole.  The Board as a group regularly reviews its performance and assesses the effectiveness of the Board as a whole.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

General

The Audit Committee is a standing committee of the Board, the primary function of which is to assist the Board in fulfilling its financial oversight responsibilities, which will include monitoring the quality and integrity of the Company's financial statements and the independence and performance of the Company's external auditor, acting as a liaison between the Board and the Company's external auditor, reviewing the financial information that will be publicly disclosed and reviewing all audit processes and the systems of internal controls management that the Board have established.

Audit Committee Charter

The Board has adopted an Audit Committee Charter, which sets out the Audit Committee's mandate, organization, powers and responsibilities.  The Audit Committee Charter is attached as Schedule "A" to this Information Circular.

Composition

As the Shares of the Company are listed on the Exchange, it is categorized as a venture issuer.  As a result, the Company is exempt from the requirements of Part 3 (Composition of the Audit Committee) of NI 52-110.

The Audit Committee consists of the following thee (3) directors.  Also indicated is whether they are "independent" and "financially literate".

Name of Member	Independent (1)	Financially Literate (2)
Marin Burian	Yes	Yes
Erwin Holsters	Yes	Yes
Tom Ogryzlo	Yes	Yes

(1)

A member of the Audit Committee is independent if the member has no direct or indirect "material relationship" with the Company.  A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member's independent judgment.  An executive officer of the Company, such as the President, is deemed to have a material relationship with the Company.

(2)

A member of the Audit Committee is financially literate if he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

Relevant Education and Experience

All of the members and proposed members of the Company's audit committee have gained their education and experience by participating in the management of private and publicly traded companies and all members are "financially literate", meaning that they have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can be reasonably expected to be raised by the Company's financial statements.  The education, current and past experience of each Audit Committee member and proposed member that is relevant to the performance of his responsibilities as an Audit Committee member is summarized below:

Name	Education and Experience
Tom Ogryzlo

He has served as a director of many public companies, including Franco Nevada Mining Corp, Vista Gold, Aura Minerals, Baja Mining and Tiomin Resources. During 2011, Mr. Ogryzlo served as Interim CEO of Aura Minerals Inc. until a permanent replacement could be located and is currently Chairman and Interim CEO of Baja Mining Corp.

Martin Burian

Previously a Managing Director, investment banking at Haywood Securities Inc., Chief Financial Officer of Tinkerine Studios Ltd. and Cap-Ex Iron Ore Ltd. Mr. Burian has held a Chartered Professional Accountant designation since 1990 and a Chartered Business Valuator designation since 1992.

Erwin Holsters	Senior private banker at ABN Amro

Audit Committee Oversight

Since the commencement of the Company's most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Company's most recently completed financial year, the Company has not relied on the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110 or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services, however, as provided for in NI 52-110 the Audit Committee must pre-approve all non-audit services to be provided to the Company or its subsidiaries, unless otherwise permitted by NI 52-110.

External Auditor Service Fees (By Category)

Financial Year Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees(3)	All Other Fees (4)	Total Fees
November 30, 2013	$39,000	Nil	$2,891	5,155	$47,046
November 30, 2012	$42,000	$4,584	$3,000	Nil	$49,584

(1) The aggregate fees billed by the Company's auditor for audit fees.

(2) The aggregate fees billed for assurance and related services by the Company's auditor that are reasonably related to the performance of the audit or review of the Company's financial statements and are not disclosed in the "Audit Fees" column.

(3) The aggregate fees billed for professional services rendered by the Company's auditor for tax compliance, tax advice and tax planning.

(4) The aggregate fees billed for professional services other than those listed in the other three columns.

Exemption

Pursuant to section 6.1 of NI 52-110, the Company is exempt from the requirements of Part 3 Composition of the Audit Committee and Part 5 Reporting Obligations of NI 52-110 because it is a venture issuer.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or executive officers of the Company or any subsidiary thereof, has more than "routine indebtedness" to the Company or any subsidiary thereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Unless otherwise disclosed herein, no informed person or proposed nominee for election as a director, or any associate or affiliate of any of the foregoing, has or has had any material interest, direct or indirect, in any transaction or proposed transaction since the commencement of the Company's most recently completed financial year, which has materially affected or will materially affect the Company or any of its subsidiaries, other than as disclosed by the Company during the course of the year or as disclosed herein.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

Change of Business

Alberta Star is currently a tier 2 mining issuer listed on the TSXV. Completion by Alberta Star of the Proposed Investments will constitute a Change of Business pursuant to the policies of the TSXV. Following completion of the Change of Business, Alberta Star will continue its existence as the Resulting Issuer and will be listed on the TSXV as a tier 2 investment issuer.

The Change of Business is subject to the approval of the TSXV and the Change of Business Resolution must be passed by Alberta Star Shareholders at the Meeting. The Company has submitted the Change of Business to the TSXV for review. The Change of Business remains subject to Alberta Star fulfilling all of the requirements of the TSXV.

Information Concerning the Company and the Resulting Issuer

Name and Incorporation

The Company was incorporated under the name "Alberta Star Mining Corp." pursuant to the Business Corporations Act in the Province of Alberta on September 6, 1996. On September 20, 2001, the Company consolidated its share capital such that every five common shares were exchanged for one post-consolidation common share. Concurrently, the Company changed its name to "Alberta Star Development Corp." On March 11, 2010, the Company consolidated its share capital such that every five common shares were exchanged for one post-consolidation common share with no change to the Company name.

The Company's head office is located at 2300 – 1066 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3X2. The Company's registered office is located at Suite 3000-700, 9 Ave SW, Calgary, AB T2P 3V4.

The Company has no subsidiaries.

Subject to approval of the Shareholders at the Meeting, the Company anticipates changing its name to Trafalgar Capital Corp. upon completion of the Change of Business. See "Particular of Matters to be Acted Upon at the Meeting – Amendment to the Articles – Change of Name"

Upon completion of the COB, the Resulting Issuer will continue the business of the Company as disclosed in this Circular.

General Development of the Business

From incorporation until August 2010, the Company was principally engaged in the business of mineral exploration. The Company held interests in various mineral claims located in the Northwest Territories (the "NWT Mineral Properties"). The Company currently maintains its interests in the NWT Mineral Properties but does not intend to further develop or explore these properties. Following completion of the Change of Business, the Company intends to sell or otherwise dispose of its interests in the NWT Mineral Properties in the ordinary course of business. The Company does not currently consider any of the NWT Mineral Properties to be material. Further information regarding the Company's interests in the NWT Mineral Properties can be found in note 7 of the Company's annual audited financial statements for the year-ended November 30, 2013.

In August 2010, the Company made two strategic heavy oil & gas acquisitions in Lloydminster, Alberta and Landrose, Saskatchewan which expanded its operations from mineral exploration into the oil and natural gas resource sector. On or about August 9, 2010, the Company entered into an asset purchase agreement with Western Plains Petroleum Ltd. ("Western Plains") under which it acquired an undivided 50% interest in certain properties in Lloydminster, Alberta and Landrose, Saskatchewan for $1.7 million. The Company further entered into a joint operating agreement with Nordic Oil & Gas Ltd. with respect to the Lloydminster, Alberta property and a sub-participation agreement with Arctic Hunter Energy Inc. On or about August 26, 2010, the Company also entered into a further oil and gas asset purchase with Western Plains pursuant to which it acquired an undivided 33.33% interest in thirteen (13) crown leases located in the Lloydminster heavy oil area of Alberta for a cash purchase price of $1.467 million, subject to usual industry adjustments. The Company subsequently participated with its partners in the drilling and completion of certain wells on the properties.

On April 8, 2013, the Company entered into an agreement with Petrocapita Oil and Gas L.P. ("Petrocapita") of Calgary, Alberta for the sale of its petroleum and natural gas properties in Alberta and Saskatchewan for cash consideration of $1,875,000. The sale to Petrocapita was completed on April 23, 2013 for total net cash consideration of $1,900,513 after taking into account initial industry standard adjustments to the agreed purchase price of $1,875,000. The effective date of this transaction was March 1, 2013. The Company decided to sell its petroleum and natural gas assets because of continued decline in netbacks for heavy oil in Western Canada. As part of the transaction, Alberta Star terminated a sub-participation agreement it had entered into with Arctic Hunter Energy Inc. ("Arctic Hunter") in respect of certain of the petroleum and natural gas properties which were sold to Petrocapita. Alberta Star paid Arctic Hunter cash consideration of $102,000 for the termination. In accordance with the policies of the TSXV, Alberta Star and Arctic Hunter were considered Non-Arm's Length Party's by virtue of having certain common directors and officers. As a result of this transaction, Alberta Star increased its cash position by in excess of $1.8 Million and reduced its liabilities by $602,889 as a result of the elimination of the decommissioning liability that was associated with these petroleum and natural gas properties.

On July 5, 2013, the Company completed a $1,760,758 special cash distribution to its Shareholders of record on June 26, 2013 of the proceeds received from the sale of its properties to Petrocapita by way of a reduction of stated capital.

On February 28, 2014, the Company completed the TerraX Investment. The TerraX Investment is comprised of 1,300,000 TerraX Shares and 650,000 TerraX Warrants. Each TerraX Warrant entitles Alberta Star to purchase an additional TerraX Share at an exercise price of $0.57 for a period of two years from the date of closing. No finder's fees were paid in connection with the TerraX Investment. All securities issued in connection with the TerraX Investment are subject to a 4-month hold period. TerraX is a mineral exploration company listed on the TSXV under the symbol 'TXR'.

The TerraX Investment also includes the Company's interest under the TerraX Agreement. Pursuant to the TerraX Agreement, the Company may earn a 60% interest in the Central Canada Property in Ontario. In order to exercise its option, Alberta Star must make cash payments to TerraX totaling $85,000 over a three year period, with $10,000 paid upon execution of the TerraX Agreement, $25,000 due on the second anniversary of the execution of the TerraX Agreement (an "Anniversary Date") and a further $50,000 due on the third Anniversary Date. Alberta Star must also incur an aggregate of $500,000 in exploration expenditures over a three year period, with $100,000 to be incurred by March 31, 2015, a further $150,000 to be incurred by March 31, 2016 and a further $250,000 to be incurred by March 31, 2017. Alberta Star is also responsible for payment of the annual pre-production royalty of $10,000 to the original vendors of the Central Canada Property due annually in December beginning with the next payment due on December 11, 2014.

The Central Canada Property consists of seven claims totaling 24 claim units (~3.8 km2) located 20 km east of the town of Atikokan, 160 km west of Thunder Bay and 19 km from the Hammond Reef gold deposit owned by Osisko Mining Corporation.

The Central Canada Property straddles the southern contact of the Marmion Batholith, host to the Hammond Reef deposit and TerraX's Blackfly property. The bulk of the property is underlain by mafic rocks outside the batholith; these have been intruded by abundant felsic dikes presumably related to the Marmion Batholith.  Gold mineralization is associated with quartz-iron carbonate veins with minor pyrite and local tourmaline and/or arsenopyrite.  These veins are most common in or close to felsic dikes.  Dikes and veins trend easterly, parallel to the contact of the Marmion Batholith and to the strike of the regional scale Quetico Fault, which also occurs on the property.  TerraX conducted due diligence on the property in October 2009, collecting 18 grab samples of veins and alteration.  Assay values range from 9 ppb to 22.9 g/t gold, and seven samples had >250 ppb Au.  This includes results of 2.8, 4.48 and 22.9 g/t gold.

Induced Polarization ("IP") and magnetic surveys were conducted on the Central Canada Property by TerraX in February/March 2010 and two chargeability anomalies were detected, one of which was roughly coincident with the 22.9 g/t Au sample with the other occurring in an area not previously investigated by TerraX.

A comprehensive prospecting program was carried out on the Central Canada Property in June 2010.  Extensive zones of shearing and carbonate-chlorite-sericite alteration with quartz veining were noted across the property.    This prospecting program collected 21 new grab samples.  Results ranged from below detection to a high of 39.6 g/t Au on a sample collected near the circa 1900 shaft that occurs on the property.   Importantly, two samples of approximately 1 g/t Au (907 and 1070 ppb) were taken from a new showing 500 m northeast of the shaft.  This showing consists of a northeast trending sericite carbonate shear with disseminated to semi-massive pyrite and arsenopyrite.  This was followed up with Channel sampling in September 2010.  One hundred and twenty-three channel samples were collected over a strike length of approximately 120 m, perpendicular to a series of easterly trending quartz-carbonate-pyrite veins and felsic dikes.  Twenty-four samples contained anomalous gold (20 ppb or higher), with a high value of 7.5 g/t Au.

Based on these results and historical information, TerraX commenced drilling at the Central Canada Property in March 2012.  Three holes (363 m) were drilled approximately 55 meters apart to test a 110 m strike length of the main mineralized structure, which trends east-northeast.  Drill holes were aligned to cut normal to the mineralized structures identified in the channel sampling. Drill intersections from southwest to northeast include 23.30 m @ 0.83 g/t Au (including 0.63 m @ 7.36 g/t Au) in hole CC12-03, 10.61 m @ 1.32 g/t Au (including 1.82 m @ 4.77 g/t Au) in hole CC12-01, and 8.92 m @ 0.74 g/t Au in hole CC12-02.  Alberta Star's exploration activities this year will be designed to follow-up on the initial 363 m drill program conducted by TerraX and determine the overall size of the mineralized structure, which remains open along strike and down-dip. Alberta Star anticipates engaging a contractor to undertake the year 1 exploration program. At present, the Company does not consider the Central Canada Property as material. In the event that the Central Canada Property becomes material to the Company, the Company will comply with its obligations under NI 43-101 in respect of technical reports.

Mr. Stuart Rogers, a director and the Chief Financial Officer of TerraX, is also a director and the President and Chief Executive Officer of Alberta Star. Mr. Rogers beneficially owns or controls 855,000 TerraX Shares and 447,500 securities convertible into TerraX Shares, representing 2.00% of the outstanding TerraX Shares on a non-diluted basis and 3.06% of the outstanding TerraX Shares on a diluted basis. Mr. Rogers beneficially owns or controls 339,000 Alberta Star Shares and 300,000 securities convertible into Alberta Star Shares, representing 1.57% of the outstanding Alberta Star Shares on a non-diluted basis and 2.95% of the outstanding Alberta Star Shares on a diluted basis. TerraX does not own any securities of Alberta Star. The 1,300,000 TerraX Shares owned by Alberta Star constitute 3.04% of the outstanding TerraX Shares on a non-diluted basis and 4.56% of the outstanding TerraX Shares on a diluted basis. Mr. Rogers declared his interest in, and abstained from voting in respect of, the TerraX Investment on behalf of TerraX and Alberta Star. The directors of each of TerraX and Alberta Star considered the merits of TerraX Investment in the absence of Mr. Rogers. The TerraX Investments is exempt from the formal valuation and minority approval requirements of Multilateral Instrument 61-101 pursuant to sections 5.5(b) and 5.7(1).

On May 22, 2014, the Company announced the proposed COB.

Proposed Change of Business

The Company has determined to refocus its business operations from a "mining issuer" to an "investment issuer" after a strategic review. The Company believes that the experience and contacts of its Board and management will enable it to identify and capitalize upon investment opportunities as an "investment issuer". Upon completion of the COB, the Company's primary focus will be to seek returns through investments in the securities of other companies and other assets.

Arm's Length Transaction

The Change of Business is an Arm's Length Transaction.

Investment Objectives

In connection with the COB, the Company intends to adopt an Investment Policy to govern its investment activities and investment strategy. A draft of the proposed Investment Policy is attached as Schedule B to this Circular. A copy of the final Investment Policy will be posted on the Company's profile at www.sedar.com prior to completion of the Change of Business.

The Investment Policy will provide, among other things, that: (a) the Company will seek high return investment opportunities in privately held and in publicly traded companies with a primary focus on publicly traded resource issuers; (b) the Company will seek to preserve capital and limit downside risk which achieving a reasonable rate of capital appreciation; and (c) the Company will seek investments that provide liquidity.

Investment Strategy

In pursuit of the investment objectives stated above, the Company, when appropriate, shall employ the following disciplines: (a) investments shall focus primarily, but not exclusively, on resource companies, concentrating on advanced stage companies, but also early stage and senior companies where appropriate; (b) the Company will obtain detailed knowledge of the relevant business the investment shall be made in, as well as the investee company. The Company will work closely with the investee company's management and directors, and in some cases assist in sourcing experienced and qualified persons to add to the directors and/or management of the investee companies; (c) the Company will limit 25% of its investment capital (at the time of the investment) to any one investment; and (d) a minimum of 50% of the Company's available funds will be allocated to a minimum of two specific investments.

The Investment Policy will provide the Company with broad discretion with respect to the form of investment taken. The Company may employ a wide range of investment instruments, including: equity, bridge loans, secured loans, unsecured loans, convertible debentures, warrants, options, royalties, net profit interests and other hybrid instruments. The Company may acquire interests in real property and mineral claims, including carried interests, royalty interests or joint venture interests. Where appropriate the Company may act as a third party advisor of opportunities in target or other companies, in exchange for a fee. The Investment Policy shall not permit the Company to invest in physical commodities, derivatives, "short" sales or other similar transactions. Notwithstanding the above, the Company may authorize investments outside of these disciplines for the benefit of the Company and its shareholders.

Investment Evaluation Process

The Company will establish an Investment Committee of at least two members of its directors to monitor its investment portfolio on an ongoing basis and to review the status of each investment at least once a month or on an as-needed basis. Nominees for the Investment Committee shall be recommended by the Board.

The members of the Investment Committee shall be appointed annually by the Board at the first Board meeting subsequent to the Meeting or on such other date as the Board shall determine. Members of the Investment Committee may be removed or replaced by the Board. Officers of the Company may be members of the Investment Committee. Each member of the Investment Committee shall be financially literate.

It is anticipated that upon completion of the COB, the Investment Committee shall be comprised of Stuart Rogers, President, Chief Executive Officer and director, Guido Cloetens, director and Martin Burian, director.

Composition of Investment Portfolio

The Company further intends to seek additional investment opportunities in accordance with the policies and processes described herein and the policies of the TSXV applicable to an "investment issuer".

Initial Investments

Currently, the Company has the following assets, which it proposes shall comprise part of its initial investment portfolio: (a) 1,300,000 TerraX Shares; (b) 650,000 TerraX Warrants; and (c) an option to acquire a 60% interest in the Central Canada Property. These assets comprise the TerraX Investment and had a value of approximately $973,408 as of February 28, 2014. As of May 26, 2014, the TerraX Shares had a closing price of $0.56 on the TSXV. As of February 28, 2014, the TerraX Shares had a fair value of $715,000 and the TerraX Warrants had a fair value of $258,408. As of February 28, 2014, the Company has recorded $10,000 in acquisition costs for the Central Canada Property. See "Particulars of Matters to be Acted Upon at the Meeting – Change of Business – General Development of the Business"

The Company proposes to invest $1,000,000 in Additional Investments prior to the Completion Date. Details regarding the Additional Investments will be disclosed in a news release. At this time, the Board and the Investment Committee are considering a number of investments, but have not entered into any agreements in respect of Additional Investments. The Additional Investments shall remain subject to the approval of the TSXV.

Future Investments

Subject to certain conditions, the Company has received from the TSXV a waiver from the initial listing requirement for a tier 2 investment issuer that at least 50% of available funds be allocated to at least two investments at the time of completion of the COB. Pursuant to the waiver, the Company is required to have at least $2,000,000 allocated to at least two investments at the time of completion of the COB. The Company will undertake to the TSXV to invest such further amounts as are necessary to ensure that at least 50% of available funds are invested within 12 months of completion of the COB.

Risks Associated with the Change of Business

An investment in the Shares of the Resulting Issuer will involve a high degree of risk. Investors should carefully consider each of the risks described below and all of the information in this Circular before investing in shares in the Resulting Issuer. The success of the Resulting Issuer will depend entirely on the expertise, ability, judgment, discretion, integrity and good faith of its management.

The value of the shares of the Resulting Issuer will fluctuate based on the value of the Resulting Issuer's investment portfolio and general market conditions. There can be no assurance that shareholders will realize any gains from their investment in the Resulting Issuer and may lose their entire investment.

There is no assurance that the investment objectives of the Resulting Issuer will actually be achieved. The value of the shares of the Resulting Issuer will increase or decrease with the value of its investment portfolio and general economic conditions beyond the control of the Resulting Issuer's management, including the level of interest rates, corporate earnings, economic activity, the value of the Canadian dollar and other factors.

No Operating History as an Investment Issuer

The Company does not have any record of operating as an investment issuer or undertaking merchant banking operations. As such, upon completion of the COB, the Company will be subject to all of the business risks and uncertainties associated with any new business enterprise, including the risk that the Company will not achieve its financial objectives as estimated by management or at all. Furthermore, past successes of management, the Board or the Investment Committee does not guarantee future success.

Investments made by the Resulting Issuer may lack liquidity.

Due to market conditions beyond its control, including investor demand, resale restrictions, general market trends and regulatory restrictions, the Resulting Issuer may not be able to liquidate investments, when it would otherwise desire to do so in order to operate in accordance with its investment policy and strategy. Such lack of liquidity could have a material adverse effect on the value of the Resulting Issuer's investments and, consequently, the value of the shares of the Resulting Issuer.

There is no guarantee that the Resulting Issuer will be able to reduce its investment risk by diversifying its investment portfolio. Expenses incurred by the Resulting Issuer may exceed any gains realized by the Resulting Issuer on its investments.

The Resulting Issuer intends to participate in a limited number of investments and, as a consequence, the aggregate returns realized by the Resulting Issuer may be substantially and adversely affected by the unfavourable performance of even a single investment. Accordingly, there can be no assurance that the Resulting Issuer will be able to reduce its investment risk by diversifying its portfolio. The resulting lack of diversification may adversely impact the ability of the Resulting Issuer to achieve its desired investment returns.

The long-term viability for the Resulting Issuer will depend, in part, on its ability to raise additional investment capital.

If the Resulting issuer is unable to raise additional investment capital either through investment returns or new financing through securities offerings, then it will be limited in its ability to fulfill its investment objectives. This may adversely affect its long-term viability. The Resulting Issuer may require additional capital. To raise additional capital the Resulting Issuer may have to issue additional shares which may dilute the interests of existing shareholders.

The Resulting Issuer faces competition from other capital providers and there can be no assurance that suitable investments will be found.

The Resulting Issuer faces competition from other capital providers, all of which compete for investment opportunities. These competitors may limit the Resulting Issuer's opportunities to acquire interests in investments that are attractive to the Resulting Issuer. The Resulting Issuer may be required to invest otherwise than in accordance with its Investment Policy and strategy in order to meet its investment objectives. If the Resulting Issuer is required to invest other than in accordance with its Investment Policy and strategy, its ability to achieve its desired rates of return on its investments may be adversely affected.

The Resulting Issuer will be Dependent on Attracting Key Personnel.

The Resulting Issuer's success will depend on its ability to attract and retain its key personnel, including members of its Investment Committee. The Company has not entered into any agreements with its proposed directors, officers or Investment Committee members regarding their continued involvement with the Resulting Issuer. The inability of the Resulting Issuer to retain its directors, senior officers or Investment Committee members, as a result of volatility or lack of positive performance in the Resulting Issuer's stock price, may adversely affect the Resulting Issuer's ability to carry out its business.

Shareholders will be required to rely on the Board to conduct the business of the Resulting Issuer. The services provided by the Board and management will not be exclusive to the Resulting Issuer and conflicts of interest may arise in the ordinary course of business.

Shareholders will be required to rely on the business judgment, expertise and integrity of the directors and officers of the Resulting Issuer. The Resulting Issuer must rely substantially upon the knowledge and expertise of its directors and officers in entering into any investment agreement or investment arrangements, in determining the composition of the Resulting Issuer's investment portfolio, and in determining when and whether to dispose of securities owned by the Resulting Issuer. The death or disability of any of the Resulting Issuer's directors and officers could adversely affect the ability of the Resulting Issuer to achieve its objectives.

The directors and officers of the Resulting Issuer will not be devoting all of their time to the affairs of the Resulting Issuer, but will be devoting such time as may be required to effectively manage the Resulting Issuer. Certain of the directors and officers of the Resulting Issuer are engaged and will continue to be engaged in the search for investments for themselves and on behalf of others, including other private and public corporations. Accordingly, conflicts of interest may arise from time to time. Any conflicts will be subject to the procedures and remedies under the ABCA. In particular, Stuart Rogers is a director and officer of TerraX. Please see "Conflicts of Interest".

Shareholders may face dilution in the event of the issuance of additional securities.

The Resulting Issuer will be authorized to issue an unlimited number of Shares. In order to fund further investments, the Resulting Issuer may have to issue additional securities including, but not limited to Common Shares, or some form of convertible security, the effect of which will result in a dilution of the equity interest of any existing shareholders.

The Resulting Issuer is not required to pay dividends.

To date, the Company has not paid dividends on any of its Shares and the Resulting Issuer does not intend, and is not required, to pay any dividends on its Shares in the foreseeable future. Any decision to pay dividends will be made on the basis of the Resulting Issuer's earnings, financial requirements and other conditions.

The market price of securities of the Resulting Issuer may be volatile.

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many junior companies have experienced wide fluctuations in price. The market price of the Shares may be volatile and could be subject to wide fluctuations due to a number of factors. Broad market fluctuations, as well as economic conditions generally and in the technology industry specifically, may adversely affect the market price of the Shares.

The Change of Business is subject to a number of conditions precedent.

The Change of Business remains subject to a number of conditions precedent, including approval of the Exchange and the Company's Shareholders. There is no assurance that the Change of Business will receive Exchange or Shareholder approval, that all other conditions precedent will be satisfied or waived, or that the Change of Business will be completed.

Investment portfolio risks

Given the nature of the Resulting Issuer's proposed investment activities, the results of operations and financial condition of the Company will be dependent upon the market value of the securities that will comprise the Company's investment portfolio. Market value can be reflective of the actual or anticipated operating results of companies in the portfolio and/or the general market conditions that affect the resource sector. Various factors affecting the resource sector could have a negative impact on Company's portfolio of investments and thereby have an adverse effect on its business. Additionally, the Company may invest in small-cap businesses that may never mature or generate adequate returns or may require a number of years to do so. Junior exploration companies may never achieve commercial discoveries and production. This may create an irregular pattern in the Company's investment gains and revenues (if any).

Macro factors such as fluctuations in commodity prices and global political and economic conditions could also negatively affect the Company's portfolio of investments. Due to the Company's proposed focus on the resource industry, the success of the Company's investments will be interconnected to the strength of the mining, agriculture and other commodity industries. The Company may be adversely affected by the falling share prices of the securities of investee companies; as such, share prices may directly and negatively affect the estimated value of the Company's portfolio of investments. Moreover, company-specific risks, such as the risks associated with mining operations generally, could have an adverse effect on one or more of the investments that may comprise the portfolio at any point in time. Company-specific and industry-specific risks that may materially adversely affect the Company's investment portfolio may have a materially adverse impact on operating results. The factors affecting current macro economic conditions are beyond the control of the Company.

Furthermore, the occurrence of unforeseen or catastrophic events, including the emergence of a pandemic or other widespread health emergency (or concerns over the possibility of such an emergency), terrorist attacks or natural disasters, could create economic and financial disruptions and could lead to operational difficulties that could impair the Company's ability to manage its business.

Minority interest in investee companies.

The Resulting Issuer will hold a minority interest in each of its investee companies and will have a limited ability to influence management of the investee companies with respect to: business and financial decisions; the issuance of additional securities; and the issue price for additional securities. In certain instances the Resulting Issuer may enter into shareholders' agreements with an investee company and its shareholders, which agreements may, among other things, provide the Resulting Issuer with the ability to vote with respect to certain business decisions and may offer the Resulting Issuer protection against dilutive measures taken by a particular investee company.

Volatility of Stock Price

The market price of the Shares have been and may continue to be subject to wide fluctuations in response to factors such as actual or anticipated variations in its results of operations, changes in financial estimates by securities analysts, general market conditions and other factors. Market fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may adversely affect the market price of the Shares, even if the Company is successful in maintaining revenues, cash flows or earnings. The purchase of the Shares involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Securities of the Company should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in the Company should not constitute a major portion of an investor's portfolio.

Trading Price of the Common Shares Relative to Net Asset Value

Assuming completion of the COB, the Company will neither be a mutual fund nor an investment fund and, due to the nature of its business and investment strategy and the composition of its investment portfolio, the market price of the Shares, at any time, may vary significantly from the Company's net asset value per Share. This risk is separate and distinct from the risk that the market price of the Shares may decrease.

Due Diligence

The due diligence process undertaken by the Company in connection with investments may not reveal all facts that may be relevant in connection with an investment. Before making investments, the Company will conduct due diligence that it deems reasonable and appropriate based on the facts and circumstances applicable to each investment. When conducting due diligence, the Company may be required to evaluate important and complex business, financial, tax, accounting, environmental and legal issues. Outside consultants, legal advisors, accountants and investment banks may be involved in the due diligence process in varying degrees depending on the type of investment. Nevertheless, when conducting due diligence and making an assessment regarding an investment, the Company will rely on resources available, including information provided by the target of the investment and, in some circumstances, third-party investigations. The due diligence investigation that is carried out with respect to any investment opportunity may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating such investment opportunity. Moreover, such an investigation will not necessarily result in the investment being successful.

Selected Financial Information

The Company's audited financial statements, including the statements of financial position for the years ended November 30, 2013 and November 30, 2012, the statements of earnings (loss) and comprehensive earnings (loss) for the years ended November 30, 2013, November 30, 2012 and November 30, 2011, statements of cash flows for the years ended November 30, 2013, November 30, 2012 and November 30, 2011, statements of changes in equity for the years ended November 30, 2013, November 30, 2012 and November 30, 2011 and the notes thereto (the "Audited Financial Statements"), are incorporated by reference herein.

The Company's unaudited interim financial statements, including the condensed interim statements of financial position of the period ended February 28, 2014, the condensed interim statements of earnings (loss) and comprehensive earnings (loss) for the periods ended February 28, 2014 and February 28, 2013, the condensed interim statements of cash flows for the periods February 28, 2014 and February 28, 2013, the condensed interim statements of changes in equity for the periods ended February 28, 2014 and February 28, 2013 and the notes thereto (the "Interim Financial Statements"), are incorporated by reference herein except the 'Notice of No Auditor Review of Interim Financial Statements' and the subsequent three paragraphs as they relate to the three-month period ended February 28, 2014.

The following selected financial information is derived from the Audited Financial Statements and Interim Financial Statements. Copies of the Audited Financial Statements and Interim Financial Statements are available at www.SEDAR.com under the Company's SEDAR profile.

	Three month period ended February 28, 2014 (unaudited)	Year ended November 30, 2013 (audited)	Year ended November 30, 2012 (audited)
Current Assets	$7,038,620	$6,716,379	$7,183,188
Total Assets	$7,075,550	$6,738,829	$8,638,833
Current Liabilities	$1,080,459	$1,115,530	$1,469,037
General and Administrative Expenses	$90,645	$474,692	$1,310,005
Net earnings (loss) and comprehensive (loss)	$385,554	673,069	($3,475,613)

Management Discussion and Analysis

Please refer to the Company's Management's Discussion and Analysis ("MD&A") for the annual period ended November 30, 2013 and the interim period ended February 28, 2014 which are incorporated by reference herein together.  Copies of the MD&A are available on the SEDAR website at www.SEDAR.com under the Company's SEDAR profile.

Description of Securities

The Company is authorized to issue an unlimited number of Shares and an unlimited number of preferred shares. There are no preferred shares issued and outstanding. Holders of Shares are entitled to vote, receive dividends if and when declared and share equally in the proceeds of the dissolution, liquidation or winding-up of the Company. Holders of preferred shares are not entitled to vote and receive priority over the holders of Shares in respect of the payment of dividends and the proceeds of the dissolution, liquidation or winding-up of the Company.

Prior Sales

The Company has not issued any Shares in the previous 12 months.

Stock Exchange Price

The following table summarizes the trading prices and volume for the Company's Shares on the TSXV for the time periods therein:

Period	High ($)	Low ($)	Volume
May 2014	0.21	0.19	48,600
April 2014	0.24	0.19	381,400
March 2014	0.26	0.22	404,700
December 2013 to February 2014	0.24	0.17	957,700
September 2013 to November 2013	0.19	0.16	995,000
June 2013 to August 2013	0.28	0.13	1,860,000
March 2013 to May 2013	0.24	0.16	1,839,800
December 2012 to February 2013	0.19	0.16	1,589,600
September 2012 to November 2012	0.23	0.17	1,777,300
June 2012 to August 2012	0.20	0.17	834,200

Source: yahoo.com

Pro Forma Consolidated Capitalization

The following table presents the pro forma capitalization of the Company after giving effect to the Change of Business.

Security	as of February 28, 2014 (unaudited)	As of February 28, 2014 Assuming Completion of the COB
Common Shares	$45,075,926 21,655,974	$45,075,926 21,655,974

Fully Diluted Share Capital

The following table presents the Company's fully-diluted share capital after giving effect to the Change of Business.

Security	Securities Outstanding Assuming Completion of the COB	% of Securities Outstanding on a Fully-Diluted Basis
Common Shares	21,655,974	92.3%
Options	1,795,000	7.7%
Total	23,450,974	100%

Available Funds and Principal Purposes

The Company anticipates having available funds of $4,900,000 as of April 30, 2014 which shall be used for the purposes set forth below:

Principal Purpose	Amount
Completion of Additional Investments by the Completion Date	$1,000,000
Completion of further investments in accordance with the Investment Policy(1)	$450,000
Estimated 12 month general and administrative expenses	$384,000
Estimated expense of Change of Business	$50,000
Unallocated working capital	$3,016,000
Total	$4,900,000

(1) The Company will undertake to the TSXV to invest such further amounts as are necessary to ensure that at least 50% of available funds are invested within 12 months of the Completion Date, which shall include the TerraX Investment.

Dividends

The Company is not restricted from paying dividends. At this time, the Company does not anticipate paying dividends for the foreseeable future. Upon effecting a sale of an investment or upon receipt of dividends on an investment, the Company anticipates that it will reinvest the proceeds in further investments in accordance with its Investment Policy.

Principal Securityholders

See "Voting Securities and Principal Holders of Voting Securities".

Directors, Officers and Management

The directors, officers and management of the Resulting Issuer upon completion of the COB will be the directors, officers and management of the Company. See "Election of Directors – Directors and Officers" for more information.

Conflicts of Interest

Certain directors and officers of the Company are, and may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors of the Company. Situations may arise in connection with potential acquisitions in investments where the other interests of these directors and officers may conflict with the interests of the Company.  The directors of the Company are required by law, however, to act honestly and in good faith with a view to the best interests of the respective company and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of any such transaction.

Stuart Rogers is a director and officer of TerraX. Mr. Rogers will disclose his interest to the Board in respect of any investment decision to be made in respect of the TerraX Investment and will abstain from voting in relation thereto.

Non-Arm's Length Transaction

The TerraX Investment was a non-Arm's Length Transaction. See "Particulars of Matters to be Act on at the Meeting – Change of Business – General Development of the Business".

Options to Purchase Securities

On June 12, 2013, Shareholders of the Company approved the adoption of the Stock Option Plan. Pursuant to the Stock Option Plan, the maximum number of Shares which may be authorized for reservation for the grant of options from time to time shall be 20% of the Company's issued and outstanding Shares as of the date of Shareholder approval of the Stock Option Plan, namely 4,280,794.

Under the Stock Option Plan, the Board may from time to time grant to directors, senior officers, employees and consultants of the Company, as the Board shall designate, options to purchase from the Company such number of its Shares as the Board shall designate.  Some of the significant terms of the Stock Option Plan are as follows:

1.

The Company must obtain disinterested shareholder approval if the plan, together with any previous plans, could result at any time in the grant to Insiders (as defined in the Stock Option Plan), within a 12 month period, a number of options exceeding 10% of the issued shares of the Company.

2.

The total number of Shares to be reserved for issuance over the previous one year period for any optionee shall not exceed 5% of the issued Shares of the Company at the time of grant and the total number of common shares that may be reserved for issuance over the previous 12 month period for individuals engaged in an investor relations capacity shall not exceed 2% of the issued Shares of the Company at the time of grant.  In addition, the total number of common shares to be reserved for issuance over the previous 12 month period for any one consultant, shall not exceed 2% of the issued Shares of the Company at the time of grant.

3.

While the Company's Shares are listed on the TSXV, the purchase price per common share for any option granted under the Stock Option Plan shall not be less than the market price of the Shares less any applicable discount in accordance with the policies of the Exchange.

4.

Options granted must expire not later than a maximum of five years from the date of the grant.

5.

Options will vest at the discretion of the board of directors.

All options granted pursuant to the Stock Option Plan shall be non-assignable.

The following table indicates the number of Stock Options which are anticipated to be outstanding upon completion of the Change of Business.

Group	Number of Stock Options Held
Officers	550,000
Directors	1,050,000
Consultants	195,000
Total	1,795,000

Securities Subject to Resale Restrictions

No securities of the Company are presently subject to escrow restrictions or other restrictions on resale. Upon completion of the COB, it is anticipated that the securities of the Company held by Principals of the Resulting Issuer (the "Principal Securities") will be subject to resale restrictions. The Company has applied for and received a limited waiver of the application of the provision of TSXV Policy 5.4 in respect of the Principal Securities (the "Escrow Waiver"). Pursuant to the Escrow Waiver, those Principals of the Company holding Principal Securities in amounts less than 1% of the Company's outstanding Shares on a partially-diluted basis will not be subject to resale restrictions. In addition, pursuant to the Escrow Waiver, those Principals holding greater than 1% of the Company's outstanding Shares on a partially diluted basis will not be required to deposit their Principal Securities with an escrow agent pursuant to an escrow agreement. Rather, these Principals will enter into an undertaking arrangement that is satisfactory to the TSXV whereby their Principal Securities will be subject to resale restrictions in accordance with the following schedules:

Event	% of Principal Securities Released
Completion Date	25%
Six months after Completion Date	25%
12 months after Completion Date	25%
18 months after Completion Date	25%

It is currently anticipated that 339,000 Shares and 250,000 stock options owned by Mr. Stuart Rogers and 3,511,000 Shares and 200,000 stock options owned by Mr. Guido Cloetens will be subject to the resale restrictions set forth above. Other Principals of the Company may be required to comply with the above-stated resale restrictions at the request of the TSXV.

Auditor, Transfer Agent and Registrar

The Company's auditor is James Stafford, Chartered Accountants of 350 – 1111 Melville Street, Vancouver, British Columbia, V6E 3V6.

The Company's transfer agent and registrar is Computershare Investor Services Inc. of Vancouver, British Columbia.

Material Contracts

The Company's sole material contract is the TerraX Agreement, a copy of which may be obtained at the Company's office located at 2300 – 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2.

Change of Business Resolution

Management of the Company intends to place before the Meeting, for approval, confirmation and adoption, with or without variation, the Change of Business Resolution, as an ordinary resolution to approve the Change of Business. The complete text of the Change of Business Resolution is set forth below.

"Be it resolved as an ordinary resolution of the Company that:

1.

the Change of Business, as more particularly described in the management information circular of the Company, be and is hereby approved;

2.

any one (1) director or officer of the Company is hereby authorized and directed to do all things and to execute all instruments, documents as in their opinion may be necessary or desirable in order to give effect to this ordinary resolution including but without limitation making an necessary filings with the TSX Venture Exchange and any other securities regulators; and

3.

notwithstanding the approval of the shareholders of the Company as herein provided, the board of directors of the Company may, in their sole discretion, revoke this ordinary resolution before it is acted upon, without further approval of the shareholders of the Company."

Recommendation of Board – Change of Business Resolution

The Board of Directors recommends that the Company's shareholders vote in favour of the Change of Business Resolution to change the business of the Company to an investment issuer. In order for the Change of Business Resolution to be effective it must be approved by the affirmative vote of a majority of the votes cast in respect thereof by Shareholders present in person or by proxy at the Meeting. In the absence of contrary directions, the management designees intend to vote proxies in the accompanying form in favour of the Change of Business Resolution.

Election of Directors

The directors of the Company are elected annually and hold office until the next annual general and special meeting of the Shareholders or until their successors are elected.  The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed.  In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted FOR the nominees listed in this Information Circular.  Management does not contemplate that any of such nominees will be unable to serve as directors; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in his proxy that his shares are to be withheld from voting in the election of directors. Each director elected will hold office until the next annual Meeting of Shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the Articles or By-Laws of the Company.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company, and the number of Shares of the Company and its subsidiaries which each beneficially owns directly or indirectly or over which control or direction is exercised as of the date of the notice of meeting:

Name, jurisdiction of residence and office held	Principal occupation in the last five years	Director since	Number of common shares beneficially owned
Stuart Rogers(2) Coquitlam British Columbia President, Chief Executive Officer and Director	President of West Oak Capital Group, Inc.	March 1, 2007	339,000
Martin Burian, CA, CBV (1) (2) Vancouver, British Columbia Director	Managing Director, Investment Banking at Haywood Securities Inc. since 2010; President of Bolder Securities Corp. 2009 -2010	June 12, 2013	95,500
Erwin Holsters(1) Brussels, Belgium Nominee Director	Senior Private Banker at ABN Amro Private Bank since 2010; Client Relationship Manager, Robeco/ Kaupthing Bank, 2007-2009	June 12, 2013	Nil
Tom Ogryzlo(2) San Jose, Costa Rica Director	Interim CEO of Baja Mining Corp.; former VP Latin America of Ram Power	July 10, 2012	Nil
Guido Cloetens(1) Belgium Director	President of NV La Vérité and SW Oil & Gas Corp. since 1999; Senior Investment Advisor for Brussels, ABN Amro Private Bank from 2007 to 2011	July 10, 2012	3,511,000

Notes:

(1) Member of the Company's Audit Committee

(2) Proposed member of the Company's Investment Committee

The above information, including information as to common shares beneficially owned, has been provided by the respective directors individually.

Biographies of Directors and Officers

Stuart Rogers, President & Chief Executive Officer and Director – Mr. Rogers brings 24 years of finance experience and is the President and founder of West Oak Capital Group, Inc., a privately held investment banking firm specializing in the early stage financing of projects through the junior capital markets in Canada and the United States and has served as a director of client companies listed on the TSX Venture Exchange, the Toronto Stock Exchange, NASDAQ Small Capital Market and NASD OTC Bulletin Board. Mr. Rogers is the President and director of MAX Resource Corp., the CFO and director of TerraX Minerals Inc. and the CFO and a director of Orefinders Resources Inc.

Guido Cloetens, Executive Chairman and Director - Guido Cloetens is a certified investment advisor with a degree in Corporate Finance, Investment and Financial Statement Analysis. Mr. Cloetens has 26 years experience in wealth management and institutional investing. Mr. Cloetens manages and has interests in several privately held companies in Europe and in the USA.

Martin Burian, Director – Mr. Burian has eighteen years of investment banking experience and was most recently Managing Director, Investment Banking at Haywood Securities Inc. from 2010 until May 2013, prior to which he served as President of Bolder Investment Partners from 2009 until its merger with Haywood Securities in 2010. Mr. Burian obtained his Chartered Accountant and Chartered Business Valuator professional designations while at KPMG LLP where he advised on mergers, acquisitions and divestitures.

Tom Ogryzlo P. Eng., Director – Mr. Ogryzlo has forty-five years of experience in mining, energy and industrial projects worldwide. He has been responsible for the financing, engineering, construction and operation of projects in many different countries and has served as a director and officer of over twenty public companies.

Erwin Holsters, Director – Mr. Holsters is a Senior Private Banker at a leading European private bank. Mr. Holsters graduated from the University of Brussels in 2001 with a Master of Law degree and is a Certified Private Banker (Insead Business School - 2012).

Gordon Steblin, Chief Financial Officer - Mr. Steblin obtained a Bachelor of Commerce degree in 1983 from the University of British Columbia, and in 1985 he became a Certified General Accountant. Mr. Steblin has over 20 years of financial experience in the junior mining/exploration sector. Mr. Steblin was previously the Chief Financial Officer of client companies listed on the TSX Venture Exchange, the Toronto Stock Exchange and FINRA OTC Bulletin Board. Mr. Steblin is currently the Chief Financial Officer of Freegold Ventures Limited which trades on the Toronto Stock Exchange and Arctic Hunter Energy Inc. which trades on the TSX Venture Exchange.

Other Reporting Issuer Experience

The following table contains a summary of the reporting issuer experience of the Company's directors and officers during the last five years.

Name	Issuer	Exchange	Position	Date
Stuart Rogers	TerraX Minerals Inc.	TSXV	Director and CFO	August 2007 to present
	MAX Resource Corp.	TSXV	Director and President	May 2002 to present
	Orefinders Resources Inc.	TSXV	Director and CFO	July 2011 to present
	Prophecy Resource Corp.	TSXV	CFO	February 2006 to May 2010
			Director	February 2006 to September 2010
	Mexivada Mining Corp.	TSXV	CFO	November 2004 to August 2009
Tom Ogryzlo	Baja Mining Corp.	TSXV	Director and CEO	May 2011 to present
	Vista Gold Corp.	TSX NYSE MKT	Director	May 1995 to present
	Aura Minerals Inc.	TSX	Director	November 2009 to present
			Interim CEO	June 2011 to November 2011
Martin Burian	Tinkerine Studios Ltd.	TSXV	Executive VP, Director and CFO	April 2014 to present
	Canarc Resource Corp.	TSX	Director	November 2013 to present
	Cap-Ex Iron Ore Ltd.	TSXV	CFO	July 2013 to present
Gordon Steblin	Freegold Ventures Ltd.	TSX	CFO	1995 to present
	Arctic Hunter Energy Inc.	TSXV	CFO	January 2011 to present
	Next Gen Metals Inc.	TSXV	CFO	September 2009 to May 2013
	CVC Cayman Ventures Corp.	TSXV	Director and CFO	March 2009 to April 2013
	Dynamic Gold Corp.	OTC-BB	CFO	February 2009 to October 2011

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as set out below with respect to Stuart Rogers, no proposed director of the Company:

(a)

is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,

(i)

was the subject:

(A)

of a cease trade order;

(B)

an order similar to a cease trade order; or

(C)

an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days,

while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to:

(A)

a cease trade order;

(B)

an order similar to a cease trade order; or

(C)

an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days,

after the proposed director was acting in the capacity as director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, other than:

Mr. Rogers was an officer of Randsburg International Gold Corp. ("Randsburg"), which was issued a cease trade order by the British Columbia Securities Commission (the "BCSC") on August 9, 2006 for failing to file a technical report on certain of its properties. The cease trade order was rescinded by the BCSC on April 25, 2007 upon the filing of a revised technical report by Randsburg. The Exchange reinstituted trading of Randsburg's common shares on May 15, 2007;

(b)

is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

Appointment of Auditor

The management of the Company intends to nominate James Stafford, Chartered Accountants of Vancouver, British Columbia for appointment as auditors of the Company.  Forms of proxy given pursuant to the solicitation of the management of the Company, will, on any poll, be voted as directed and, if there is no direction, be voted FOR the appointment of James Stafford, Chartered Accountants of Vancouver, British Columbia at a remuneration to be fixed by the directors. James Stafford, Chartered Accountants has been the auditors of the Company since September 27, 2000.

Amendment to Articles – Name Change

Management of the Company intends to place before the Meeting, for approval, confirmation and adoption, with or without variation, the Name Change Resolution as a special resolution to amend the Articles of the Company to change the name of the Company to "Trafalgar Capital Corp." or to such name as the Board, in their sole discretion may resolve, the Registrar of Corporations appointed under the ABCA may permit and the Exchange may approve. The complete text of the Name Change Resolution is set forth below.

"Be it resolved as a special resolution of the Company that:

1.

pursuant to Section 173(1)(a) of the Business Corporations Act (Alberta), the Articles of the Company be amended by changing the name of the Company to "Trafalgar Capital Corp." or such other name as the board of directors, in their sole discretion may resolve, the Registrar of Corporations appointed under the Business Corporations Act (Alberta), may permit and the TSX Venture Exchange Inc. may approve;

2.

any one (1) director or officer of the Company is hereby authorized and directed to do all things and to execute all instruments, documents, articles of amendment or restated articles of incorporation as in their opinion may be necessary or desirable in order to give effect to this special resolution including but without limitation any restatement of the Articles of the Company; and

3.

notwithstanding the approval of the shareholders of the Company as herein provided, the board of directors of the Company may, in their sole discretion, revoke this special resolution before it is acted upon, without further approval of the shareholders of the Company."

Recommendation of Board – Name Change Resolution

The Board of Directors recommends that the Company's shareholders vote in favour of the Name Change Resolution to amend the Articles of the Company to change the name of the Company to "Trafalgar Capital Corp." or such other name as the board of directors, in their sole discretion may resolve, as set out above. In order for the Name Change Resolution to be effective it must be approved by the affirmative vote of two-thirds of the votes cast in respect thereof by Shareholders present in person or by proxy at the Meeting. In the absence of contrary directions, the management designees intend to vote proxies in the accompanying form in favour of the Name Change Resolution.

OTHER MATTERS

It is not known whether any other matters will come before the Meeting other than those set forth above and in the notice of meeting, but if any other matters do arise, the persons named in the proxy intend to vote on any poll, in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters ratified in the notice of meeting and other matters which may properly come before the Meeting or any adjournment.

NORMAL COURSE ISSUER BID

With the approval of the TSXV, the Company commenced a normal course issuer bid (the "Bid") on May 7, 2014 which will terminate on May 6, 2015 or such earlier time as the Bid is completed or at the option of the Company. Under the Bid, the Company may purchase for cancellation, from time to time, as it considers advisable, up to 1,700,000 of its issued and outstanding Shares. The Bid will be conducted in accordance with applicable securities laws and the policies of the TSXV. To date, Alberta Star has purchased no Shares pursuant to the Bid. Further purchases may be made on the open market through the facilities of the Exchange. Jordan Capital Markets Inc. of Vancouver, British Columbia is conducting the Bid on behalf of the Company. The price which the Company will pay for any common shares purchased by it will be the prevailing market price of such common shares on the TSXV at the time of such purchase. During the previous 12 months, the Company purchased 467,500 of its Shares pursuant to a normal course issuer bid which expired on May 3, 2014 at a weighted average price per Share of $0.17.

Shareholders may obtain, without charge, a copy of the "Notice of Intention to Make a Normal Course Issuer Bid" filed by the Company with the Exchange by contacting the Company as shown under "Additional Information" below.

ADDITIONAL INFORMATION

Additional information on the Company is available on the internet on SEDAR at www.sedar.com.  Financial information is provided in the Company's financial statements and management discussion and analysis which are available on SEDAR.  The audited financial statements for the year ending November 30, 2013 together with the auditor's report will be presented at the Meeting.  You may request copies of the Company's financial statements and management discussion and analysis by completing the request card included with this Information Circular, in accordance to the instructions therein.

DATED as of May 27, 2014.

BY THE MANAGEMENT OF ALBERTA STAR DEVELOPMENT CORP.
"Stuart Rogers"
Stuart Rogers Director

CERTIFICATE OF THE COMPANY

The foregoing document constitutes full, true and plain disclosure of all material facts relating to the securities of Alberta Star Development Corp. assuming completion of the Change of Business.

Dated as of May 27, 2014

"Stuart Rogers"	"Gordon Steblin"
Stuart Rogers Chief Executive Officer	Gordon Steblin Chief Financial Officer

"Martin Burian"	"Guido Cloetens"
Martin Burian Director	Guido Cloetens Director

ACKNOWLEDGEMENT - PERSONAL INFORMATION

"Personal Information" means any information about an identifiable individual, and includes information contained in any Items in the attached Information Circular that are analogous to Items 4.2, 11, 13.1, 16, 18.2, 19.2, 24, 25, 27, 32.3, 33, 34, 35, 36, 37, 38, 39, 41 and 42 of TSXV Form 3D1.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a)

the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6B) pursuant to [this Form]; and

(b)

the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6B or as otherwise identified by the Exchange, from time to time.

Dated as of May 27, 2014

"Stuart Rogers"
Stuart Rogers Chief Executive Officer

Schedule

ALBERTA STAR DEVELOPMENT CORP.
(the "Company")

AUDIT COMMITTEE CHARTER

 (Implemented pursuant to National Instrument 52-110 (the "Instrument"))

A.

Composition and Process

1.

The Audit Committee shall be composed of a minimum of three members of the Board of Directors, a majority of whom are not officers or employees of the Company or any of its affiliates (as defined in the Business Corporations Act (Alberta)).

2.

Members shall serve one-year terms and may serve consecutive terms, which are encouraged to ensure continuity of experience.

3.

The Chairperson shall be appointed by the Board of Directors for a one-year term, and may serve any number of consecutive terms.

4.

All members of the Audit Committee shall be financially literate. Financial literacy is the ability to read and understand a balance sheet, income statement and cash flow statement that present a breadth and level of complexity comparable to the Company's financial statements.

5.

The Chairperson shall, in consultation with management and the external auditor and internal auditor (if any), establish the agenda for the meetings and ensure that properly prepared agenda materials are circulated to the members with sufficient time for study prior to the meeting. The external auditor will also receive notice of all meetings of the Audit Committee. The Audit Committee may employ a list of prepared questions and considerations as a portion of its review and assessment process.

6.

The Audit Committee shall meet at least four times per year and may call special meetings as required. A quorum at meetings of the Audit Committee shall be its Chairperson and one of its other members or the Chairman of the Board of Directors. The Audit Committee may hold its meetings, and members of the Audit Committee may attend meetings, by telephone conference if this is deemed appropriate.

7.

The minutes of the Audit Committee meetings shall accurately record the decisions reached and shall be distributed to Audit Committee members with copies to the Board of Directors, the Chief Executive Officer, the Chief Financial Officer and the external auditor.

8.

The Audit Committee reviews, prior to their presentation to the Board of Directors and their release, all material financial information required by securities legislation and policies.

9.

The Audit Committee enquires about potential claims, assessments and other contingent liabilities.

10.

The Audit Committee periodically reviews with management, depreciation and amortization, policies, loss provisions and other accounting policies for appropriateness and consistency.

11.

The Charter of the Audit Committee shall be reviewed by the Board of Directors on an annual basis.

A.

Authority

1.

Appointed by the Board of Directors pursuant to provisions of the Business Corporations Act (Alberta) and the bylaws of the Company.

2.

Primary responsibility for the Company's financial reporting, accounting systems and internal controls is vested in senior management and is overseen by the Board of Directors. The Audit Committee is a standing committee of the Board of Directors established to assist it in fulfilling its responsibilities in this regard. The Audit Committee shall have responsibility for overseeing management reporting on internal controls. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the Audit Committee to ensure that management has done so.

3.

In fulfilling its responsibilities, the Audit Committee shall have unrestricted access to the Company's personnel and documents and will be provided with the resources necessary to carry out its responsibilities.

4.

The Audit Committee shall have direct communication channels with the internal auditor (if any) and the external auditor to discuss and review specific issues, as appropriate.

5.

The Audit Committee shall have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties.

6.

The Audit Committee shall establish the compensation to be paid to any advisors employed by the Audit Committee and such compensation shall be paid by the Company as directed by the Audit Committee.

A.

Relationship with External Auditors

1.

An external auditor must report directly to the Audit Committee.

2.

The Audit Committee is directly responsible for overseeing the work of the external auditor including the resolution of disagreements between management and the external auditor regarding financial reporting.

3.

The Audit Committee shall implement Structures and procedures to ensure that it meets with the external auditor on at least annually in the absence of management.

A.

Accounting Systems, Internal Controls and Procedures

1.

Obtain reasonable assurance from discussions with and/or reports from management, and reports from external auditors that accounting systems are reliable and that the prescribed internal controls are operating effectively for the Company and its subsidiaries and affiliates.

2.

The Audit Committee shall review to ensure to its satisfaction that adequate procedures are in place for the review of the Company's disclosure of financial information extracted or derived from the Company's financial statements and will periodically assess the adequacy of those procedures.

3.

Direct the external auditor's examinations to particular areas.

4.

Review control weaknesses identified by the external auditor, together with management's response.

5.

Review with the external auditor its view of the qualifications and performance of the key financial and accounting executives.

6.

In order to preserve the independence of the external auditor the Audit Committee will:

a)

recommend to the Board of Directors the external auditor to be nominated; and

b)

recommend to the Board of Directors the compensation of the external auditor's engagement.

1.

The Audit Committee shall review and pre-approve any engagements for non-audit services to be provided by the external auditor or its affiliates, together with estimated fees, and consider the impact on the independence of the external auditor.

2.

Review with management and with the external auditor any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material to financial reporting.

3.

The Audit Committee shall review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and most recent former external auditor of the Company.

4.

The Audit Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

5.

The Audit Committee shall on an annual basis, prior to public disclosure of its annual financial statements, ensure that the external auditor has entered into a participation agreement and has not had its participant status terminated, or, if its participant status was terminated, has been reinstated in accordance with the Canadian Public Accountability Board ("CPAB") bylaws and is in compliance with any restriction or sanction imposed by the CPAB.

B.

Statutory and Regulatory Responsibilities

1.

Annual Financial Information - review the annual audited financial statements, including any letter to shareholders and related press releases and recommend their approval to the Board of Directors, after discussing matters such as the selection of accounting policies (and changes thereto), major accounting judgments, accruals and estimates with management and the external auditor.

2.

Annual Report - review the management discussion and analysis ("MD &A") section and all other relevant sections of the annual report to ensure consistency of all financial information included in the annual report.

3.

Interim Financial Statements - review the quarterly interim financial statements, including any letter to shareholders and related press releases and recommend their approval to the Board of Directors.

4.

Earnings Guidance/Forecasts - review forecasted financial information and forward looking statements.

5.

Review the Company's financial statements, MD & A and earnings press releases before the Company publicly discloses this information.

A.

Reporting

1.

Report, through the Chairperson of the Audit Committee, to the Board of Directors following each meeting on the major discussions and decisions made by the Audit Committee.

2.

Report annually to the Board of Directors on the Audit Committee's responsibilities and how it has discharged them.

3.

Review the Audit Committee's Charter annually and recommend the approval of any proposed amendments to the Board of Directors.

A.

Other Responsibilities

(a)

Investigating fraud, illegal acts or conflicts of interest.

(b)

Discussing selected issues with corporate counsel or the external auditor or management.

Schedule B

ALBERTA STAR DEVELOPMENT CORP.
(the "Company")

INVESTMENT POLICY

Investment Objectives

The principal investment objectives of the Company will be as follows:

1.

to seek high return investment opportunities in privately held and in publicly traded companies with a primary focus on publicly traded resource issuers;

2.

to identify advanced stage opportunities with attractive risk/reward ratios through industry contacts of the board of directors (the "Board") and the Investment Committee (as defined herein);

3.

to preserve its capital and limit the downside risk of its capital;

4.

to achieve a reasonable rate of capital appreciation;

5.

to minimize the risk associated with investments in securities; and

6.

to seek liquidity in its investments.

The Company's investment objectives, investment strategy and investment restrictions may be amended from time to time on the recommendation of senior management and approval by the Board.

The Company does not anticipate the declaration of dividends to shareholders during its initial stages and plans to reinvest the profits of its investments to further the growth and development of the Company's investment portfolio.

Investment Strategy

In pursuit of superior returns and to achieve the investment objectives as stated above, while mitigating risk, the Company, when appropriate, shall employ the following disciplines:

7.

investments shall focus primarily, but not exclusively, on resource companies, concentrating on advanced stage companies, but also early stage and senior companies where appropriate;

8.

the Company will obtain detailed knowledge of the relevant business the investment shall be made in, as well as the investee company.  The Company will work closely with the investee company's management and directors, and in some cases assist in sourcing experienced and qualified persons to add to the Board and/or management of the investee companies;

9.

the Company shall not invest in physical commodities, derivatives, "short" sales or other similar transactions;

10.

the Company will maintain a flexible position with respect to the form of investment taken and may employ a wide range of investment instruments, including including: equity, bridge loans, secured loans, unsecured loans, convertible debentures, warrants, options, royalties, net profit interests and other hybrid instruments.

11.

investments may be made either through other entities (such as private or public companies) or for the Company's own account (such as an investment in real property);

12.

investments may include:

(a)

the Company may acquire interests in real property and mineral claims, including carried interests, royalty interests, joint venture interests or equity interests in a holding vehicle for such property interests;

(b)

capital investment in private companies and assistance in moving them to a merger transaction with a larger company or to the public stage through initial public offering, reverse takeover or other liquidity event;

(c)

early stage equity investments in public companies believed to have excellent management and business plans; and

(d)

where appropriate, acting as a third party advisor of opportunities in target or other companies, in exchange for a fee;

1.

the Company will limit any one investment to 25% of available investment capital (at the time of the investment);

2.

the Company will seek to maintain the ability to actively review and revisit all of its investments on an ongoing basis. From time to time, the Company may insist on board or management representation on target companies;

3.

the Company will evaluate the liquidity of its investments and seek to realize value from same in a prudent and orderly fashion;

4.

the Company shall take holdings in companies within the framework of the above guidelines, and which from time to time may result in the Company holding a control position in a target company;

5.

the Company may utilize the services of independent advisors and consultants to gain additional information on target investments where appropriate; and

6.

a minimum of 50% of the Company's available funds will have been allocated to a minimum of two specific investments as required under Policy 2.1 of the Exchange policies.

Notwithstanding the above, the Company may authorize investments outside of these disciplines for the benefit of the Company and its shareholders.

Composition of Investment Portfolio

The nature and timing of the Company's investments will depend, in part, on available capital at any particular time and the investment opportunities identified and available to the Company.

As noted above, subject to the availability of capital, the Company intends to create a diversified portfolio of investments.  The composition of its investment portfolio will vary over time depending on its assessment of a number of factors including the performance of financial markets and credit risk.

Investment Committee

The Company will establish an investment committee ("Investment Committee") of at least two members of its Board of Directors to monitor its investment portfolio on an ongoing basis and to review the status of each investment at least once a month or on an as needed basis.  Nominees for the Investment Committee shall be recommended by the Board.

The members of the Investment Committee shall be appointed annually by the Board at the first Board meeting subsequent to the annual meeting of shareholders or on such other date as the Board shall determine.  Members of the Investment Committee may be removed or replaced by the Board.  Officers of the Company may be members of the Investment Committee.  Each member of the Investment Committee shall be financially literate.

Conflicts of Interest

The Company will adopt a system for discovering conflicts of interest and maintaining the independence of the Investment Committee in the presence of a potential conflict.

Prior to making any investment commitment, the Company shall adopt procedures for checking for potential conflicts of interest, which shall include but not be limited to a circulation of the potential target company and its affiliates to the Company's principal management.

All members of the Board and Investment Committee shall be obligated to disclose any interest in the potential investment.  In the event a conflict is detected, the target company shall be notified of the potential conflict in writing.  The members of the Board and its advisors shall be responsible for the detecting a potential conflict.

Where a conflict is determined to exist either within the Board or the Investment Committee, the member of the Board having a disclosable interest, shall abstain from making further decisions or recommendations concerning such investment.  In the event of a conflict within the Investment Committee, the member of the Investment Committee affected shall be temporarily replaced with an alternate member for the purpose of evaluating the potential investment.  In the event of a conflict within the Board, the Board member affected shall be required to provide full disclosure of their interest in the potential investment and shall abstain from all voting in respect of same.

The Company and its affiliates, directors, officers, members of the Investment Committee (collectively the "Parties") are or may be involved in other financial, investment and professional activities which may on occasion cause a conflict of interest with their duties to the Company.  These include serving as directors, officers, promoters, advisers or agents of other public and private companies, including companies in which the Company may invest.  The Parties may also engage in transactions with the Company where any one or more of the Parties is acting in their capacity as financial advisor, broker, intermediary, principal, or counterparty, provided that such transactions are carried out on terms similar to those which would apply in a like transaction between parties not connected with the Parties or any one of them and such transactions are carried out on normal commercial terms as if negotiated at arm's length.

ALBERTA STAR Development Corp.

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General and Special Meeting to be held on June 24, 2014

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 10:00 AM (Pacific Time) on Friday, June 20, 2014.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

16AP14121.E.sedar/000001/000001/i

Appointment of Proxyholder

I/We, being holder(s) of Alberta Star Development Corp. hereby appoint: Stuart Rogers, or failing him, Guido Cloetens, or failing him, Gordon Steblin,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of Alberta Star Development Corp. to be held at 1000 – 840 Howe Street, Vancouver, British Columbia, on June 24, 2014 at 10:00 AM (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Number of Directors** To set the number of Directors at five.	☐	☐

2. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold
01. Stuart Rogers	☐	☐	02. Martin Burian	☐	☐	03. Erwin Holsters	☐	☐
04. Tom Ogrylzo	☐	☐	05. Guido Cloetens	☐	☐			

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	For	Withhold
3. **Appointment of Auditors** Appointment of James Stafford Chartered Accountants as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
4. **Change of Business** To consider and, if thought advisable, to pass, with or without variation, the ordinary resolution as more particularly set forth in the accompanying Management Information Circular prepared for the purpose of the Meeting, approving the change of business of the Company.	☐	☐

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	For	Against
5. **Amendment to Articles of Company to Change Name** To consider and, if thought advisable, to pass, with or without variation, the special resolution as more particularly set forth in the accompanying Management Information Circular prepared for the purpose of the Meeting, approving an amendment to the Articles of the Company to change the name of the Company.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

A S X Q 1 8 9 6 9 8 A R 1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALBERTA STAR DEVELOPMENT CORP.

Date:  May 30, 2014

By:      /s/ Stuart Rogers

Stuart Rogers

Director